SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:	February, 2012	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                          Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                      No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: February 10, 2012	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
13	4. Foreign exchange
14	5. Non-GAAP and other financial measures
16	6. Consolidated results
18	7. Results by segment
27	8. Consolidated cash movements and liquidity
28	9. Consolidated financial position
29	10. Business combinations
31	11. Change in accounting standards
31	12. International financial reporting standards (IFRS) implementation
31	13. Controls and procedures
32	14. Selected quarterly financial information
33	Consolidated Interim Financial Statements
33	Consolidated statement of financial position
34	Consolidated income statement
35	Consolidated statement of comprehensive income
36	Consolidated statement of changes in equity
37	Consolidated statement of cash flows
38	Notes to the Consolidated Interim Financial Statements
38	Note 1 – Nature of operations and summary of significant accounting policies
39	Note 2 – First-time adoption of IFRS
45	Note 3 – Business combinations
47	Note 4 – Investments in joint ventures
47	Note 5 – Accounts receivable
48	Note 6 – Debt facilities and finance expense, net
49	Note 7 – Earnings per share and dividends
49	Note 8 – Employee compensation
49	Note 9 – Other (gains) losses - net
50	Note 10 – Supplementary cash flows information
50	Note 11 – Government assistance
51	Note 12 – Related party transactions
52	Note 13 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the third quarter ended December 31, 2011. Net income attributable to equity holders of the company was C$45.6 million (C$0.18 per share) this quarter, up 18% compared to C$38.5 million (C$0.15 per share) last year. All financial information is in Canadian dollars.

Revenue for the quarter was $453.1 million, 10% higher than $410.8 million in the third quarter last year. Third quarter operating profit was $77.5 million, or 17.1% of revenue.

“We are pleased with our financial performance this quarter with stronger margins in both our civil and defence business units,” said Marc Parent, CAE’s President and Chief Executive Officer. “The level of civil aviation market activity remains high in all regions and our order intake reflects our strong competitive position. Although procurement delays in defence continue to make predicting the timing of orders a challenge, we won contracts with key defence customers during the quarter. As well, we remain encouraged by the range of global opportunities in our pipeline.”

Civil segments

Revenue for our combined Civil segments increased 13% in the third quarter to $203.7 million compared to $179.9 million last year. Operating profit was $42.0 million (20.6% of revenue) compared to $32.1 million (17.8% of revenue) last year. Revenue for the first nine months increased 18% to $625.5 million compared to $529.7 million last year. Year-to-date operating profit was $129.5 million (20.7% of revenue), compared to $100.0 million (18.9% of revenue) last year.

Our civil market activity continued to be strong across all regions in the third quarter. We sold 11 full-flight simulators, bringing our nine month total orders to 30, which exceeds the total number we sold all of last year. We also signed training services contracts expected to generate $122.2 million in future revenue, including an exclusive long term agreement with flydubai in the United Arab Emirates. We also broadened our footprint in South East Asia with the announcement of a training joint venture with Cebu Pacific Air in the Philippines.

We received $234.6 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.15x. The ratio for the last 12 months was 1.24x.

Military segments

Revenue for CAE’s combined Military segments increased 1% in the third quarter to $222.3 million compared to $219.8 million last year. Third quarter operating profit was $36.9 million (16.6% of revenue), compared to $39.5 million (18.0% of revenue) last year. Revenue for the first nine months increased 4% to $630.2 million compared to $608.6 million last year. Year-to-date operating profit was $96.5 million (15.3% of revenue), compared to $109.3 million (18.0% of revenue) last year.

During the quarter, CAE was awarded contracts for Tornado jet maintenance trainers for the German Air Force and UK Royal Air Force, and we received additional contract options for P-8A Poseidon simulators for Boeing and the US Navy. In terms of aftermarket opportunities, we won upgrade work for Canadian Forces simulators involving the CC-130H Hercules aircraft and the CH-146 Griffon helicopter. In Asia, we were awarded contracts to provide support services for an AW139 helicopter simulator in Malaysia and a multi-year, helicopter training services contract with another key customer in the region.

Combined Military orders in the quarter totaled $124.1 million for a book-to-sales ratio of 0.56x. The ratio for the last 12 months was 0.89x. In addition to CAE’s combined military backlog of $2.0 billion at December 31, 2011, CAE’s unfunded military backlog was $269.4 million.

New Core Markets

Revenue for New Core Markets was $27.1 million compared to $11.1 million last year. Operating loss was $1.4 million, compared to a loss of $1.3 million last year.

CAE Healthcare received endorsement for its ultrasound e-Learning curriculum and seminars from the Canadian Critical Care Society and the simulation centre we manage at Université de Montréal received accreditation from The Royal College of Physicians and Surgeons of Canada. During the quarter we sold patient simulators, courseware, and centre management systems to customers in North America, Eastern Europe, and the Middle East.

CAE Mining added new customers for its geological modeling, data management, and mine planning systems including Silver Lake Resources and Optiro in Australia and Exploraciones Mineras Parreña in Mexico.

CAE Third Quarter Report 2012 | 1

Report to Shareholders

Additional financial highlights

Income taxes this quarter were $15.2 million representing an effective tax rate of 25%, compared to 29% last year. The decrease was mainly due to the settlement of a tax audit in Canada as well as a change in the mix of income from various jurisdictions.

Free cash flow was $46.2 million this quarter owing to a favourable change in non-cash working capital compared to last year and more cash provided by continuing operations.

Capital expenditures totalled $44.1 million this quarter, including $25.3 million in support of our growth initiatives and the balance for maintenance.

Net debt was $593.9 million as at December 31, 2011 compared with $618.8 million as at September 30, 2011. The decrease of $24.9 million was mainly due to favourable foreign exchange movements.

CAE will pay a dividend of $0.04 per share on March 30, 2012 to shareholders of record at the close of business on March 15, 2012.

2 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

for the three months ended December 31, 2011

1. HIGHLIGHTS

International Financial Reporting Standards (IFRS)

This quarterly report is prepared in accordance with IFRS and should be read in conjunction with our consolidated interim financial statements for the nine-month period ending December 31, 2011, which were prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the International Accounting Standards Board (IASB). The comparative figures for each period of the year ended March 31, 2011 have been restated to comply with IFRS. See Note 2 of the consolidated interim financial statements for details on the most significant adjustments to the statements of changes in equity, net income, comprehensive income and cash flows.

FINANCIAL

THIRD QUARTER OF FISCAL 2012

Higher revenue over last quarter and higher revenue over the third quarter of fiscal 2011

  Consolidated revenue was $453.1 million this quarter, $19.6 million or 5% higher than last quarter and $42.3 million or 10% higher than the third quarter of fiscal 2011;

  For the first nine months of fiscal 2012, consolidated revenue was $1,314.5 million, $149.3 million or 13% higher than the same period last year.

Higher net income attributable to equity holders of the Company compared to last quarter and compared to the third quarter of fiscal 2011

  Net income attributable to equity holders of the Company was $45.6 million (or $0.18 per share) this quarter, compared to $38.4 million (or $0.15 per share) last quarter, representing an increase of $7.2 million or 19%, and compared to $38.5 million (or $0.15 per share) in the third quarter of fiscal 2011, representing an increase of $7.1 million or 18%;

  For the first nine months of fiscal 2012, net income attributable to equity holders of the Company was $127.1 million (or $0.49 per share) compared to $114.8 million (or $0.45 per share) for the same period last year, a $12.3 million or 11% increase;

  Excluding charges of $8.4 million ($2.7 million after tax) related to the acquisition and integration of Medical Education Technologies, Inc. (METI), which was acquired during the second quarter of fiscal 2012, net income attributable to equity holders of the Company would have been $41.1 million (or $0.16 per share) last quarter and $129.8 million (or $0.50 per share) for the first nine months of fiscal 2012.

Free cash flow1 at positive $46.2 million this quarter

  Net cash provided by operations was $70.4 million this quarter, compared to $129.2 million last quarter and $33.9 million in the third quarter of last year;

  Maintenance capital expenditures1 and other asset expenditures were $17.3 million this quarter, $15.1 million last quarter, and $16.9 million in the third quarter of last year;

  Cash dividends were $8.0 million this quarter, $8.3 million last quarter and $10.1 million in the third quarter of last year.

Capital employed1 decreased by $6.5 million over last quarter

  Non-cash working capital1 increased by $18.7 million, ending at $144.0 million;

  Property, plant and equipment decreased by $18.5 million;

  Other long-term assets decreased by $11.4 million, while other long-term liabilities decreased by $4.7 million;

  Net debt1 ended at $593.9 million this quarter compared to $618.8 million last quarter.

ORDERS1

  The book-to-sales ratio1 for the quarter was 0.85x (combined civil was 1.15x, combined military was 0.56x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.05x (combined civil was 1.24x, combined military was 0.89x and New Core Markets was 1.0x);

  Total order intake was $385.8 million, compared to $563.4 million last quarter and $514.4 million in the third quarter of fiscal 2011;

  Total backlog1 was $3,514.9 million as at December 31, 2011.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $122.2 million;

  Simulation Products/Civil won $112.4 million of orders, including contracts for 11 full-flight simulators (FFSs). During the quarter, the segment also received a cancellation of a simulator order from a prior year.

Military segments

  Simulation Products/Military won $67.5 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $56.6 million.

  Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2012 | 3

Management’s Discussion and Analysis

New Core Markets segment
- New Core Markets won $27.1 million of orders.

OTHER

  During the quarter, we entered into a new joint venture arrangement to form Philippine Academy for Aviation Training, Inc. (50% interest).

  INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2012 mean the fiscal year ending March 31, 2012;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2011;

  Dollar amounts are in Canadian dollars.

This report was prepared as of February 8, 2012, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the third quarter ended December 31, 2011. We have written it to help you understand our business, performance and financial condition for the third quarter of fiscal 2012. Except as otherwise indicated, all financial information has been reported in accordance with IFRS. All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended December 31, 2011, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2011. The MD&A section of our 2011 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2011 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We are globally diversified with more than 7,500 people at more than 100 sites and training locations in over 25 countries. We have annual revenue exceeding $1.6 billion, nearly 90% of which comes from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network of 34 civil aviation, military and helicopter training centres where we train more than 80,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. By leveraging our core competencies and aviation best practices, we also offer solutions in healthcare and mining where similar operational imperatives exist for increased safety, efficiency and mission readiness.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, aviation services and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the mission partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3 Our operations

We primarily serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio pilot students and flight training organizations (FTOs);

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We also serve the healthcare market, involving hospital and university simulation centres, teaching institutions, medical societies and OEMs, and the mining market, serving global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

We are a global leader with an unparalleled range of capabilities to help our customers achieve greater levels of operational efficiency, safety and readiness. As such, we use an integrated solutions-based approach to market, which often results in multi-year agreements with our customers to provide them with a full complement of both products and services. Although this go-to-market approach increasingly entails the bundling of products and services, since fiscal 2006, we have reported our operating results in four individual segments: one for products and one for services for each of our two main markets. In addition to our Civil and Military business segments, we report Healthcare and Mining which, as of the first quarter of fiscal 2012, are presented together as the New Core Markets (NCM) segment (previously presented in Training & Services/Civil). Fiscal 2011 comparative figures for Training & Services/Civil have been restated.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and associated services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of Latin America, China, Southeast Asia, India and the Middle East. Through our broad global network of training centres we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 170 FFSs and provide aviation training and services in more than 20 countries around the world, including aviation training centres, FTOs and third-party locations. Among our thousands of customers, we have strategic relationships, partnerships and joint ventures with more than 20 major airlines, aircraft operators and OEMs around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training services, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Global Academy is the world’s largest network of ab initio FTOs, with a capacity for training up to 1,800 pilot cadets annually. We also offer our global base of airline customers a long-term solution to pilot recruitment with pilot sourcing services.

CAE Third Quarter Report 2012 | 5

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and more recently we have developed or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8 and 787, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global Express and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X, and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates and upgrades, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets have been outpacing this global average growth rate, which is of particular interest to us given our leadership position in these regions. The U.S. legacy airlines, a traditional CAE customer base, are in the process of renewing their aircraft fleets to modern, efficient aircraft. The growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs, to commercial aircraft manufacturers increasing their production rates and to the announcement of new aircraft programs.

In business aviation, aircraft orders and utilization are also primarily driven by GDP and by general economic conditions. U.S.-operated aircraft utilization has to improve by approximately 15-20% in order to recover the ground lost during the last recession. The business aviation industry remains cautiously optimistic, and while some market uncertainty persists, the number of business jet flights has risen in the last 12 months according to the Federal Aviation Industry (FAA).

Major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs which are an indication of their long-term confidence in the demand for business aircraft travel. Globally, there continues to be steady demand for large-cabin business jets and to a lesser extent, mid-sized jets. In the small-cabin segment, demand has remained stable at low levels.

In the SP/C segment, the level of market activity has improved in the current fiscal year. We expect to maintain our leadership position and reach FFS unit sales in the mid-30s in fiscal 2012.

The following secular trends form the basis of our Civil market investment hypothesis:

  Expected long-term growth in air travel;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Aircraft backlogs;

  More efficient and more technologically advanced aircraft platforms;

  Aircraft re-fleeting by legacy airlines;

  Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew);

  Continued strong regulatory environment.

Expected long-term growth in air travel

In calendar 2011, passenger traffic increased by 5.9% compared to calendar 2010, while freight-tonne-kilometres remained stable over the same period, a modest 0.7% decrease compared to calendar 2010. Over the past 20 years, air travel has grown at an average rate of 4.8% and this is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent, the Middle East, Eastern Europe, Africa, South America and China are expected to continue experiencing higher air traffic and economic growth over the long term more than mature markets such as North America and Western Europe, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these high-growth regions for several decades and are positioned as the market leader with well-established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

In calendar 2011, commercial aircraft OEMs Boeing and Airbus received 2,224 net orders for new aircraft (firm orders minus cancellations), compared to 1,104 net orders in calendar 2010. Boeing and Airbus are working through a record backlog of more than 8,200 aircraft, which should help generate opportunities for CAE with its full offering of training products and services. In calendar 2011, Boeing and Airbus reported a total of 1,011 airplane deliveries, compared to 972 deliveries in calendar 2010. Airbus and Boeing have announced a succession of upcoming significant production increases of key models such as the Airbus A320-family and A330, and Boeing’s B737NG and B777. Higher aircraft deliveries should translate into higher demand for training products and services.

6 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

More efficient and more technologically advanced aircraft platforms

Airlines demand more efficient aircraft

Commercial aircraft OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. Some examples include the new Boeing 737 MAX, the Boeing 747-8 and 787, Airbus A350 XWB and Airbus A320neo, Mitsubishi MRJ, COMAC ARJ21, Russia’s UAC SSJ100 and the Bombardier CSeries. The demand for these new, more efficient platforms is driven by high fuel prices, and, as fuel accounts for a significant portion of an airline’s operating costs, airlines are actively seeking ways to reduce this cost. The International Air Transport Association (IATA) estimates that every dollar increase in the price of a barrel of oil adds US$1.6 billion in costs for the global airline industry. Jet fuel prices are expected to remain above US$100 per barrel in calendar 2012, according to the Organisation for Economic Co-operation and Development (OECD), necessitating the need for these new platforms.

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Embraer Phenom 100 VLJ and 300 LJ aircraft, the Bombardier Learjet 85, Global 7000 and 8000, as well as the Cessna Citation M2 and Latitude.

These more efficient and more technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to position ourselves for future opportunities. Similar to the contract signed during fiscal 2010 with Bombardier for the CSeries aircraft, we signed, in fiscal 2011, agreements with ATR for the new ATR42/72-600 aircraft, Mitsubishi Aircraft Corporation for the new MRJ, and with Airbus for the A350 XWB to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Aircraft re-fleeting by legacy airlines

Legacy airlines have been taking steps to renew their aging aircraft fleets. The recent order activity in the U.S. from Boeing and Airbus, for example from customers such as American Airlines and Southwest Airlines, highlights the potential for greater penetration of new generation of aircraft in the U.S. air transportation system.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools. In emerging markets such as India, China, Latin America, the Middle East and Southeast Asia, long-term air traffic growth is outpacing the growth in mature markets and this trend is expected to continue.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into First Officers for modern aircraft. We launched the CAE MPL course in fiscal 2010; graduates of our MPL program are now flying. If the MPL process continues to be adopted and gains momentum in emerging markets like China, India, Southeast Asia, Eastern Europe and the Middle East where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

Continued strong regulatory environment

On August 1, 2010, the United States approved the Airline Safety and Federal Aviation Administration Act of 2010. This Act requires the FAA to develop and issue new and updated regulations with effective dates between August 2012 and August 2013 for significant issues such as:

  Flight and duty time limitations, and rest requirements;

  The use of flight simulation training devices in areas that are critical to safety, such as airplane stalls, airplane upsets, airplane icing, wind shear and other adverse weather phenomena;

  Proposed increased qualification requirements for airline pilot certification.

These new pilot training requirements could potentially drive more immersive simulation and more use of simulation for mission training.

CAE Third Quarter Report 2012 | 7

Management’s Discussion and Analysis

MILITARY MARKET

We generate revenue across the defence market value chain by offering solutions to help maintain and enhance our customers’ mission readiness and decision-making capabilities. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf (COTS) modeling and simulation software solutions to OEMs, government agencies and defence forces.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have local presence and centres of excellence in key markets including Australia, Canada, Germany, India, Singapore, the U.K and the U.S. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities which results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including hands-on trainers and virtual maintenance trainers for the U.S. Army’s Abrams tank and Bradley fighting vehicle. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, maintenance and support services, simulation-based professional services and in-service support solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces, such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the German Army Aviation School at Buckeburg, and the KC-135 Aircrew Training System for the United States Air Force (USAF) at 13 U.S. and international bases. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at approximately 70 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional and defence services, and offers a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

We continue to see a good number of opportunities globally for our modeling and simulation-based solutions. These opportunities are increasingly originating from regions with growing defence budgets, like Asia and the Middle East, where CAE has an established presence. Overall, militaries are still spending, however the contract award process has become slower, causing some programs to be delayed. Three important factors help to distinguish our defence business. First, we have a uniquely global position that gives us balance and diversity across the world’s defence market. Second, we have a strong, experienced position on aircraft platforms that are expected to have a long program life. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain troops’ readiness.

Global position

CAE’s military business has, since its inception, been globally diversified as the majority of global defence expenditures have been outside the Canadian domestic market. Approximately 1/3 of our business comes from the U.S., 1/3 from Europe and 1/3 from the rest of the world. We are currently working from a solid backlog and continue to see a broad pipeline of global opportunities despite known pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. These pressures have led to some program delays and reductions, which has made it more difficult to predict the timing and size of opportunities in the U.S. and Europe. Nations, such as Germany and the U.K., are in the process of reducing their force structures, which will result in fewer personnel requiring training on the affected platforms, which may impact our future business. Yet at the same time, emerging markets such as India, other Asian countries and the Middle East are planning growth in defence expenditures and we are well positioned in these regions. Since our interests span across a broad range of more than 50 defence operators in approximately 35 countries, our military business is diversified across markets experiencing various rates of defence expenditure.

8 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

Platform position

We have made a conscious effort over the last several years to position the company on aircraft platforms that we believe have long program lives ahead of them. We are mainly involved with the air domain on platforms such as helicopters, transport aircraft, tankers, maritime patrol, and lead-in fighter trainer aircraft. We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with simulation and training solutions on a range of these type of military platforms. These aircraft segments specifically include the C-130J transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, KC-46A tanker, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Thus far, while in some markets these platforms are not completely immune to pressures, platforms involving helicopters and airlift/transport aircraft, which serve both defence and humanitarian operations, have been relatively less exposed to reductions when compared to platforms like combat aircraft (i.e. fighters). In the U.S., planned budget cuts have so far not materially impacted programs where we have a strong position, and we do not anticipate impacts to programs such as the MH-60S/R, C-130J, P-8A, and others. In the U.K., the announcement in calendar 2011 that the Royal Air Force will acquire 14 additional CH-47 Chinook helicopters is positive news for our MSHATF. Our positive long-term outlook is supported by the expectation that aircraft types such as the C-130 and CH-47, which serve critical military as well as humanitarian roles, will continue to be in demand globally. These platforms are comprised of newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade.

Value of simulation-based training

Industry research studies suggest that simulation-based solutions will be well placed to address some of the budget challenges facing defence operators. For example, a market research study by ASD Reports in calendar 2012 estimates that military pilot training done in simulators will increase from an estimated 50% in 2011 to almost 80% percent by 2021. We view ourselves as fundamentally being part of the solution to achieving lower training costs while maintaining or improving readiness. To date we have seen some of our defence customers move to increase their use of simulation-based training in an effort to achieve operational savings, and we expect this kind of activity to continue over the long term, even as force structures in some countries contract. The heads of defence forces and governments have expressed their explicit desire to move more training hours from actual weapon systems platforms to simulators as a means of achieving recurring savings. In the near term, though, the urgency of budget reductions has meant that the first priority for defence forces is finding areas to cut and then secondly, to look for ways to save going forward, which we believe will lead to increased use of simulation. We also continue to pursue new growth opportunities by expanding our core capabilities to other defence domains such as land vehicle and professional services.

Market drivers and our position

We believe that we are uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. Demand for our products and services should be driven by the:

  Explicit desire of governments and defence forces to increase the use of modeling and simulation;

  Growing demand for our specialized modeling and simulation-based products and services;

  High cost of operating live assets for training which leads to more use of simulation;

  Current and future nature of warfare requires joint forces training and mission rehearsal;

  Growing demand for traditional home station training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence, therefore the level of adoption has traditionally been much lower. Simulation offers a number of advantages that address an ever increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modeling and simulation are considerable. The USAF estimates that live training is approximately 10 times more costly than simulation-based training. According to the Department of Defence Fiscal Year 2012 budget request, the USAF officials, in an effort to reduce costs, have proposed cutting the service’s flight training budget. The USAF promises that, by spending more time in “advanced simulator training”, aircrews will make up the lost flight training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon and has won the U.S. Air Force contract for new air refueling tankers, NH Industries is delivering the NH90 helicopter, Airbus Military is aggressively marketing the A330 MRTT, A400M and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C-130J aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

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Management’s Discussion and Analysis

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world. We believe there are growth opportunities in taking the simulation out of the simulator and applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei. The NMSC is being used by the Royal Brunei Armed Forces and Ministry of Defence to analyze force structure options, evaluate and validate capabilities, develop doctrine and tactics, and support training and mission rehearsal exercises.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. We have participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. In fiscal 2011, we announced that CAE USA was awarded an expected ten-year contract (subject to annual funding) to provide comprehensive KC-135 aircrew training services to the USAF. CAE USA is the prime contractor responsible for providing program management, academic and simulator instruction, maintenance and logistics services, training device upgrades, and relocation services for more than 3,500 USAF KC-135 tanker aircrews. In Australia, we have delivered a suite of KC-30A MRTT training devices and following entry into service, we will provide comprehensive training services, including classroom and simulator instruction to the Royal Australian Air Force.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. We recently won a contract to perform a major upgrade to the Canadian Forces’ existing CC-130H FMS. The USAF is also upgrading 52 legacy C-5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re-engining program. In fiscal 2011 we won a competitive contract to perform upgrades on the USAF’s C-5 training devices over the next several years. The award of the USAF KC-135 Aircrew Training System has provided us with a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Current and future nature of warfare requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces which are driving the demand for joint and networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases.

Growing adoption of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, at our MSHATF in the United Kingdom, we have provided pre-deployment training to the Royal Air Force and other allied forces prior to Afghanistan deployments.

Growing demand for traditional home station training

With the United States and allies in the process of reducing the number of troops deployed to support operations in Afghanistan and elsewhere, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Most militaries expect to rebalance the mix of live, virtual and constructive training. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

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Management’s Discussion and Analysis

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning modules/curriculum and centre management system. Our patient simulators offer a high level of believability and life-like accuracy and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound simulators combine e-learning, a mannequin and real time 3D animated display that allows students and practitioners to become familiar with diagnostic bedside ultrasound. Our simulation learning programs, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions which maximize time available for student-learning through remote delivery of content and allows for self-guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the logistics behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and student learning.

Following the acquisition of Medical Education Technologies, Inc. (METI) during the second quarter of fiscal 2012, CAE Healthcare has now become a leader in simulation-based technology for healthcare. METI is a worldwide leader in medical simulation technologies and education software with approximately 6,000 simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees that work with a team of 50 clinical educators and a network of more than 40 distributors in 40 countries.

Market trends and outlook

The Healthcare simulation-based market is today focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and ranges from about $750 million to upward of $1 billion. Of that, approximately $150 million is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 793,000 physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

  Use of patient simulators;

  Increased adoption of minimally-invasive surgery;

  Advances in imaging technology applications in healthcare;

  Increasing healthcare costs;

  Service provider shortages.

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

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Management’s Discussion and Analysis

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods), it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services.

Service provider shortages

Shortages of primary care or family medicine physicians and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. According to the U.S. Department of Health and Human Services, "the U.S. will require 1.2 million new RNs [Registered Nurses] by 2014 to meet the nursing needs of the country, 500,000 to replace those leaving practice and an additional 700,000 new RNs to meet growing demands for nursing services". As students graduate and move into clinical practice, there is a growing need among hospitals for on-boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Canada, the U.S., the U.K., South Africa, Australia, India, Kazakhstan, Brazil, Peru and Chile. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering solutions in all parts of the mining market value chain. Solutions consist of one or more products or services from our five lines of business. Our software is used for managing geotechnical data, geological modeling for economic evaluation, mine strategy, design and production. Our consulting services provide advice for concept, pre-feasibility and feasibility studies along with mine planning services for operating mines. Our training services range from teaching the fundamentals of using our software to in-depth professional development covering complex multi-disciplinary techniques. Our remote sensing devices are used to capture images of mine faces that are used to create 3D images for structural analysis. Our operations centres provide services to design, construct, integrate and manage operation centres.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

  Greater need for operational efficiency to optimize yields from currently operating mines;

  Increased activity in exploration and mining due to higher commodity prices;

  Industry skills shortages due to rapid expansion in new mines;

  Declining grades and higher energy consumption resulting in increased cost of extraction;

  Health and safety priority.

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Management’s Discussion and Analysis

Greater need for operational efficiency to optimize yields from currently operating mines

In the last 30 years the average grade of ore bodies in some mining regions of the world has halved, while the waste removed to access the minerals has more than doubled. Given the volatility of mineral prices and energy costs, a different approach is needed within the industry to maximize value and maintain the viability of current operations, to focus on maximizing metal recovery instead of simply maximizing throughput.

Increased activity in exploration and mining due to higher commodity prices

Commodity prices are driven by supply and demand. Increased consumerism and urbanization in emerging markets are fueling growth in demand for raw materials, particularly for bulk materials such as iron ore and coal although economic conditions in the U.S. and Europe are dampening growth in mature markets.

The world’s largest miners have collectively announced the investment of more than $300 billion for capital programs. Investment in new supply is increasingly focused on deposits in more remote territories or those requiring more complex development. Much of the exploration activity is being performed by junior miners who are investing in drilling programs to determine mineral resources and ore reserves.

Industry skills shortages due to rapid expansion in new mines

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained.

Declining grades and higher energy consumption resulting in increased cost of extraction

Average grades have been trending lower while energy consumption has been on the rise, leading to a significant change in the cost base of the industry. Large mining organizations are requiring multi-disciplinary expertise to help address complex industry-wide challenges.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30		March 31	Increase /
	2011	2011	Decrease	2011	(decrease)
U.S. dollar (US$ or USD)	1.02	1.04	(2%)	0.97	5%
Euro (€)	1.32	1.40	(6%)	1.38	(4%)
British pound (£ or GBP)	1.58	1.62	(2%)	1.56	1%

We used the average foreign exchange rates below to value our revenues and expenses:

	December 31	September 30		December 31
	2011	2011	Increase	2010	Increase
U.S. dollar (US$ or USD)	1.02	0.98	4%	1.01	1%
Euro (€)	1.38	1.38	-	1.38	-
British pound (£ or GBP)	1.61	1.58	2%	1.60	1%

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in an increase in this quarter’s revenue of $2.2 million and an increase in net income of $0.6 million, when compared to the third quarter of fiscal 2011. For the first nine months of fiscal 2012, the effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in revenue of $3.3 million and a decrease in net income of $0.6 million when compared to the first nine months of fiscal 2011.

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Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under IFRS, gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (other reserves), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K and U.S.)
  Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.
  In order to reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

5. NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C and NCM segments, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

  In order to understand our source of capital, we add net debt to total equity.

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Management’s Discussion and Analysis

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses and other (gains) losses – net.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes the net finance expense, income taxes, discontinued operations and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

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Management’s Discussion and Analysis

6.	CONSOLIDATED RESULTS[2]
6.1	Results of our operations – third quarter of fiscal 2012

(amounts in millions, except per share amounts)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$453.1	433.5	427.9	465.6	410.8
Cost of sales		$300.2	296.0	288.3	311.0	274.8
Gross profit[2]		$152.9	137.5	139.6	154.6	136.0
As of % of revenue	%	33.7	31.7	32.6	33.2	33.1
Research and development expenses[2]		$16.5	15.9	15.2	12.9	9.2
Selling, general and administrative expenses		$62.5	59.8	62.3	67.1	61.4
Other (gains) losses - net		$(3.6)	(2.1)	(9.9)	(3.2)	(4.9)
Operating profit[2]		$77.5	63.9	72.0	77.8	70.3
As of % of revenue	%	17.1	14.7	16.8	16.7	17.1
Finance income		$(1.6)	(2.3)	(1.2)	(1.2)	(1.1)
Finance expense		$17.8	17.2	16.1	16.4	16.7
Finance expense - net		$16.2	14.9	14.9	15.2	15.6
Earnings before income taxes		$61.3	49.0	57.1	62.6	54.7
Income tax expense		$15.2	10.3	13.6	16.6	15.8
As a % of earnings before income taxes (tax rate)%		25	21	24	27	29
Net income		$46.1	38.7	43.5	46.0	38.9
Attributable to:
Equity holders of the Company		$45.6	38.4	43.1	45.5	38.5
Non-controlling interests		$0.5	0.3	0.4	0.5	0.4
		$46.1	38.7	43.5	46.0	38.9
Earnings per share (EPS) attributable to equity holders
of the Company
Basic EPS		$0.18	0.15	0.17	0.18	0.15
Diluted EPS		$0.18	0.15	0.17	0.18	0.15

Revenue was 5% higher than last quarter and 10% higher than the third quarter of fiscal 2011

Revenue was $19.6 million higher than last quarter mainly because:

  SP/M’s revenue increased by $16.4 million, or 12%, mainly due to higher revenue on programs executed in North America and to a favourable foreign exchange impact on the translation of U.S. operations;

  NCM’s revenue increased by $6.8 million, or 33%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011;

  TS/M’s revenue increased by $4.4 million, or 7%, mainly due to a higher level of activity on our European maintenance and training programs, increased volume on Canadian programs and a favourable foreign exchange impact on the translation of U.S. operations. The increase was partially offset by a lower level of activity in our Professional Services business in the U.S.;

  TS/C’s revenue increased by $3.9 million, or 3%, mainly due to the positive effect from a stronger U.S. dollar against the Canadian dollar and a higher demand in the emerging markets and in Europe. The increase was partially offset by a lower contribution from ab initio training in Europe;

  SP/C’s revenue decreased by $11.9 million, or 13%, mainly due to lower revenue recorded in the quarter for sales of simulators already manufactured, partially offset by higher production levels resulting from an increase in order intake.

2 Non-GAAP and other financial measures (see Section 5).

16 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

Revenue was $42.3 million higher than the third quarter of fiscal 2011 largely because:

  NCM’s revenue increased by $16.0 million, or 144%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, and increased revenue from CAE Mining;

  SP/C’s revenue increased by $14.0 million, or 21%, mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates;

  TS/C’s revenue increased by $9.8 million, or 9%, mainly due to higher revenue generated in the emerging markets and in North and South America and the integration into our results of CHC Helicopter’s Helicopter Flight Training Operations (CHC Helicopter’s HFTO), acquired in February 2011. The increase was partially offset by a lower contribution from ab initio training in Europe;

  TS/M’s revenue increased by $3.8 million, or 6%, mainly due to a higher level of activity on our European maintenance and training programs, increased revenue on the U.S. KC-135 ATS program and higher revenue on programs executed in Canada. The increase was partially offset by a lower level of activity in our Professional Services business in the U.S.;

  SP/M’s revenue remained stable.

Revenue year to date was $1,314.5 million, 13% or $149.3 million higher than the same period last year, largely because:

SP/C’s revenue increased by $62.7 million, or 32%, mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates;

TS/C’s revenue increased by $33.1 million, or 10%, mainly due to higher revenue generated in all regions, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and a lower contribution from ab initio training in Europe;

NCM’s revenue increased by $31.9 million, or 119%, mainly due to more revenue from CAE Healthcare, resulting primarily from the integration of METI, and more revenue from CAE Mining;

SP/M’s revenue increased by $16.9 million, or 4%, mainly due to higher revenue on programs executed in the U.S. and the integration of RTI International’s Technology Assisted Learning
(TAL) business unit. The increase was partially offset by the completion of a Canadian helicopter program in fiscal 2011, a lower level of activity on our Australian helicopter programs and programs executed in Europe, in addition to an unfavourable foreign exchange impact on the translation of U.S. operations;

TS/M’s revenue increased by $4.7 million, or 2%, mainly due to higher in-service support for a Canadian program and increased revenue generated on U.S. ATS programs, partially offset by a lower level of activity in our Professional Services business in the U.S.

You will find more details in Results by segment.

Operating profit was $13.6 million higher than last quarter and $7.2 million higher compared to the third quarter of fiscal 2011

Operating profit for this quarter was $77.5 million, or 17.1% of revenue, compared to $63.9 million or 14.7% of revenue last quarter and $70.3 million or 17.1% of revenue in the third quarter of fiscal 2011. Excluding charges of $8.4 million related to the acquisition and integration of METI, which was acquired in August 2011, operating profit would have been $72.3 million last quarter.

Operating profit increased by 21% compared to last quarter. Increases in segment operating income of $7.2 million, $6.0 million, $1.2 million and $0.7 million for NCM, SP/M, TS/C and TS/M respectively, were partially offset by a decrease of $1.5 million for SP/C.

Operating profit increased by 10% over the third quarter of fiscal 2011. Increases in segment operating income of $5.3 million for SP/C and $4.6 million for TS/C were partially offset by decreases of $1.7 million, $0.9 million and $0.1 million for SP/M, TS/M and NCM respectively.

For the first nine months of fiscal 2012, operating profit was $213.4 million, $8.6 million or 4% higher than operating profit for the same period last year. Increases in segment operating income of $17.3 million for TS/C and $12.2 million for SP/C were partially offset by decreases of $8.4 million, $8.1 million and $4.4 million for TS/M, NCM and SP/M respectively. Excluding charges of $8.4 million related to the acquisition and integration of METI, operating profit would have been $221.8 million for the first nine months of fiscal 2012.

You will find more details in Results by segment.

Net finance expense was $1.3 million higher than last quarter and $0.6 million higher than the third quarter of fiscal 2011

The net finance expense was higher than last quarter, mainly due to the new private placement of senior notes issued at the end of last quarter, resulting in higher interest this quarter.

The increase in the net finance expense over the third quarter of fiscal 2011 was mainly due to the new private placement of senior notes issued at the end of last quarter, resulting in higher interest this quarter, partially offset by lower interest on finance leases.

For the first nine months of fiscal 2012, the net finance expense was $46.0 million, which was $1.2 million higher than the same period last year. The increase was mainly due to the new private placement of senior notes issued at the end of last quarter, resulting in higher interest this year, partially offset by an increase in capitalized interest for assets under construction, more interest income on loans and receivables and lower interest on finance leases.

CAE Third Quarter Report 2012 | 17

Management’s Discussion and Analysis

Effective income tax rate was 25% this quarter

Income taxes this quarter were $15.2 million, representing an effective tax rate of 25%, compared to 21% last quarter and 29% for the third quarter of fiscal 2011. Income taxes for the first nine months of fiscal 2012 were $39.1 million, representing an effective tax rate of 23%, compared to 28% for the same period last year.

The higher tax rate this quarter compared to last quarter was mainly attributable to the recognition of previously unrecognized tax assets last quarter resulting from net operating losses in the U.S. triggered by the acquisition of METI. Excluding that element, the income tax rate last quarter would have been 28%.

The lower tax rate this quarter compared to the third quarter of fiscal 2011 was mainly due to the settlement of a tax audit in Canada as well as the change in the mix of income from various jurisdictions.

6.2 Consolidated orders and backlog

Our consolidated backlog was $3,514.9 million at the end of this quarter. New orders of $385.8 million were added this quarter, while $453.1 million in revenue was generated from the backlog. The negative adjustment of $66.0 million was mainly due to foreign exchange.

Backlog down 4% compared to last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2011	December 31, 2011
Backlog, beginning of period	$3,648.2	$3,449.0
+ orders	385.8	1,400.1
- revenue	(453.1)	(1,314.5)
+ / - adjustments (mainly F/X)	(66.0)	(19.7)
Backlog, end of period	$3,514.9	$3,514.9

The negative adjustment of $66.0 million was mainly due to foreign exchange. The adjustment was also due to the cancellation of an order in our SP/C segment and an adjustment made for a defence services program resulting from a delay in the performance of a delivery obligation by the OEM.

The book-to-sales ratio for the quarter was 0.85x. The ratio for the last 12 months was 1.05x.

You will find more details in Results by segment.

7. RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

  New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

18 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Civil segments
Training & Services/Civil		$28.8	27.6	35.5	25.3	24.2
	%	23.4	23.2	28.6	20.9	21.4
Simulation Products/Civil		$13.2	14.7	9.7	9.4	7.9
	%	16.4	15.9	11.3	12.3	11.8
Military segments
Simulation Products/Military		$26.9	20.9	18.8	34.0	28.6
	%	17.7	15.4	13.9	19.0	18.6
Training & Services/Military		$10.0	9.3	10.6	12.0	10.9
	%	14.3	14.2	14.9	15.4	16.5
New Core Markets		$(1.4)	(8.6)	(2.6)	(3.9)	(1.3)
Total segment operating income (SOI)		$77.5	63.9	72.0	76.8	70.3
Reversal of restructuring provision		$-	-	-	1.0	-
Operating profit		$77.5	63.9	72.0	77.8	70.3

Capital employed[3]

(amounts in millions)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Civil segments
Training & Services/Civil		$1,150.8	1,149.7	1,083.8	1,070.0	1,019.1
Simulation Products/Civil		$65.4	62.9	83.4	58.7	86.8
Military segments
Simulation Products/Military		$266.7	262.5	282.7	197.9	224.1
Training & Services/Military		$199.0	190.7	205.2	177.7	182.4
New Core Markets		$174.5	181.9	44.6	40.4	33.5
		$1,856.4	1,847.7	1,699.7	1,544.7	1,545.9

7.1 Civil segments

THIRD QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES3

  We announced a joint venture with Cebu Pacific Air to establish the Philippine Academy for Aviation Training, Inc., an aviation training centre for airlines in Clark Freeport Zone, Philippines. The joint venture will also be responsible for type-rating training of Cebu Pacific Air pilots;

  We have begun work on a new five-year Long-Term Support Agreement (LTSA) with US Airways. This represents the launch of a new efficiency-oriented solution which enables aviation training centres to improve schedule predictability in planning multi-year updates and reduces life-cycle training costs;

  We broke ground, with InterGlobe Enterprises and Airbus, for a new pilot and maintenance technician training centre in Delhi, India. The Delhi training centre is expected to start offering pilot and maintenance training solutions in calendar 2013 and will eventually be able to train up to 5,000 pilots and technicians annually for airlines in India and the neighbouring region;

  We announced that a new CAE 5000 Series FFS will be built for the Melbourne, Australia area in the first half of calendar 2012 for the training of pilots and maintenance technicians for the Hawker Beechcraft King Air 350 aircraft with Pro Line 21 avionics;

  We announced that Mexico's first business jet and civil helicopter training centre is open and ready for pilot training in Toluca. New FFSs for the Bombardier Learjet 40/45 aircraft and the Bell 412 helicopter were recently qualified to Level D-equivalent standards by Mexico's Dirección General de Aeronáutica Civil (DGAC);

  We announced that the CAE Flightscape and RUAG Aviation partnership has been selected by Dassault Falcon as the preferred Dassault authorized provider of Flight Data Monitoring Services (FDM) for all new production and in-service Falcon aircraft;

  We announced that our training organization worldwide passed the rigorous requirements of Dassault Aviation's Falcon Training Policy Manual quality system audit. This is the highest level attainable by a flight training organization;

  We inaugurated the expansion of our training centre for pilots and cabin crew with LAN Airlines S.A., a leading Latin American airline for both passengers and cargo.

3 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2012 | 19

Management’s Discussion and Analysis

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$203.7	211.7	210.1	197.2	179.9
Segment operating income		$42.0	42.3	45.2	34.7	32.1
Operating margins	%	20.6	20.0	21.5	17.6	17.8
Backlog		$1,469.3	1,466.0	1,311.6	1,290.3	1,098.5

The combined civil book-to-sales ratio was 1.15x for the quarter and 1.24x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $122.2 million, including:

  A new exclusive training services contract with flydubai, through Emirates-CAE Flight Training (ECFT), the joint venture between Emirates Group and CAE;

  An extension of a pilot training contract for various aircraft with Dallas Jet International, based in the U.S.;

  A new contract with Arabian Jets for pilot training services on eight business aircraft types at ECFT;

  A long-term agreement with Qatar Executive, Qatar Airways' corporate jet subsidiary, for pilot training services on the Bombardier Global Express XRS (GEX) and the Bombardier Challenger 605 at ECFT.

Financial Results
(amounts in millions, except operating margins, RSEU and
FFSs deployed)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$123.0	119.1	124.0	121.0	113.2
Segment operating income		$28.8	27.6	35.5	25.3	24.2
Operating margins	%	23.4	23.2	28.6	20.9	21.4
Depreciation and amortization		$21.0	20.0	19.6	19.5	18.9
Property, plant and equipment expenditures		$37.6	39.0	23.3	27.5	17.1
Intangible assets and other assets expenditures		$2.3	2.4	1.9	2.3	2.8
Capital employed		$1,150.8	1,149.7	1,083.8	1,070.0	1,019.1
Backlog		$1,102.8	1,125.4	970.5	986.5	774.2
RSEU[4]		140	139	137	132	132
FFSs deployed		170	165	160	156	152
Comparative figures for fiscal 2011 quarters have been restated to exclude NCM.

Revenue up 3% over last quarter and up 9% over the third quarter of fiscal 20114

The increase over last quarter was mainly attributable to the positive effect from a stronger U.S. dollar against the Canadian dollar and a higher demand in the emerging markets and in Europe. The increase was partially offset by a lower contribution from ab initio training in Europe.

The increase over the third quarter of fiscal 2011 was mainly due to higher revenue generated in the emerging markets and in North and South America and the integration into our results of CHC Helicopter’s HFTO, acquired in February 2011. The increase was partially offset by a lower contribution from ab initio training in Europe.

Revenue year to date was $366.1 million, $33.1 million or 10% higher than the same period last year. The increase was mainly due to higher revenue generated in all regions, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and a lower contribution from ab initio training in Europe.

4 Non-GAAP and other financial measures (see Section 5).

20 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

Segment operating income up 4% over last quarter and up 19% over the third quarter of fiscal 2011

Segment operating income was $28.8 million (23.4% of revenue) this quarter, compared to $27.6 million (23.2% of revenue) last quarter and $24.2 million (21.4% of revenue) in the third quarter of fiscal 2011.

Segment operating income increased by $1.2 million, or 4%, over last quarter. The increase was mainly attributable to higher segment operating income generated in Europe, a higher contribution from CHC Helicopter’s HFTO and ab initio training.

Segment operating income increased by $4.6 million, or 19%, over the third quarter of fiscal 2011. The increase was mainly due to higher segment operating income generated in the emerging markets and in North and South America, in addition to a gain from strategic expansion initiatives and the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by a lower contribution from ab initio training in Europe.

Segment operating income year to date was $91.9 million (25.1% of revenue), $17.3 million or 23% higher than the same period last year. The increase was mainly attributable to higher segment operating income generated in North and South America, the emerging markets and Europe, gains from strategic expansion initiatives and the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by a lower contribution from ab initio training in Europe.

Property, plant and equipment expenditures at $37.6 million this quarter

Maintenance capital expenditures were $14.4 million for the quarter, which included the repurchase of leased simulators already included in our network, and growth capital expenditures were $23.2 million. As the civil aviation market trends and outlook point to prolonged global growth, we continue to selectively invest in our training network to keep pace with the growth of our customers, especially in the emerging markets, in both the commercial and business aviation sectors.

Capital employed increased by $1.1 million over last quarter

The increase in capital employed was mainly due to investments in our network and an increase non-cash working capital, mainly due to a decrease in accounts payable and accrued liabilities, partially offset by the impact of movements in foreign exchange rates.

Backlog was at $1,102.8 million at the end of the quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2011	December 31, 2011
Backlog, beginning of period	$1,125.4	$986.5
+ orders	122.2	472.6
- revenue	(123.0)	(366.1)
+ / - adjustments (mainly F/X)	(21.8)	9.8
Backlog, end of period	$1,102.8	$1,102.8

This quarter's book-to-sales ratio was 0.99x. The ratio for the last 12 months was 1.29x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 11 FFSs this quarter:

  One Airbus A320 FFS to Alpha Aviation Group;

  One Airbus A320 FFS to the Philippine Academy for Aviation Training, a joint venture between CAE and Cebu Pacific Air;

  One Airbus A320 FFS and one Boeing 737 FFS to Shanghai Eastern Flight Training Centre;

  One Airbus A320 FFS and one Boeing 737-800 FFS to Air China;

  One Airbus A380 FFS and one Boeing 777 FFS to Emirates;

  One ATR 42/72-600 FFS to ATR;

  One Boeing 737 FFS to Shandong Airlines;

  One Bombardier Dash 8 Q400 FFS to Ethiopian Airlines.

This brings SP/C’s order intake for the year to 30 FFSs.

During the quarter, the segment also received a cancellation of a simulator order from a prior year.

CAE Third Quarter Report 2012 | 21

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$80.7	92.6	86.1	76.2	66.7
Segment operating income		$13.2	14.7	9.7	9.4	7.9
Operating margins	%	16.4	15.9	11.3	12.3	11.8
Depreciation and amortization		$1.7	1.8	1.8	1.6	1.8
Property, plant and equipment expenditures		$1.3	1.1	1.1	1.3	1.4
Intangible assets and other assets expenditures		$4.5	5.7	3.9	4.4	4.0
Capital employed		$65.4	62.9	83.4	58.7	86.8
Backlog		$366.5	340.6	341.1	303.8	324.3

Revenue down 13% from last quarter and up 21% over the third quarter of fiscal 2011

The decrease from last quarter was mainly due to lower revenue recorded in the quarter for sales of simulators already manufactured, partially offset by higher production levels resulting from an increase in order intake.

The increase over the third quarter of fiscal 2011 was mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates.

Revenue year to date was $259.4 million, 32% or $62.7 million higher than the same period last year. The increase was mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates.

Segment operating income down 10% from last quarter and up 67% over the third quarter of fiscal 2011

Segment operating income was $13.2 million (16.4% of revenue) this quarter, compared to $14.7 million (15.9% of revenue) last quarter and $7.9 million (11.8% of revenue) in the third quarter of fiscal 2011.

The decrease from last quarter was mainly due to lower volume and higher research and development expenses, partially offset by a favourable program mix.

The increase over the third quarter of fiscal 2011 was mainly due to a favourable program mix and higher volume, partially offset by an unfavourable foreign exchange impact.

Segment operating income for the first nine months of the year was $37.6 million (14.5% of revenue), 48% or $12.2 million higher than the same period last year. The increase was mainly due to higher volume, an improvement in project margins and a favourable program mix, partially offset by an unfavourable foreign exchange impact.

Capital employed increased by $2.5 million over last quarter

Capital employed increased over last quarter mainly due to an increase in intangible assets. Non-cash working capital remained stable.

Backlog up 8% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2011	December 31, 2011
Backlog, beginning of period	$340.6	$303.8
+ orders	112.4	328.7
- revenue	(80.7)	(259.4)
+ / - adjustments	(5.8)	(6.6)
Backlog, end of period	$366.5	$366.5

Adjustments in the third quarter of fiscal 2012 include the cancellation of an order, partially offset by a favourable foreign exchange impact.

This quarter's book-to-sales ratio was 1.39x. The ratio for the last 12 months was 1.15x.

22 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

7.2	Military segments

THIRD QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

  We completed a major upgrade to one of the CH-47 Chinook dynamic mission simulators located at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K., and the Royal Air Force (RAF) is now training its Chinook aircrews to the new RAF CH-47 Mk4 standard. The simulator upgrade was done in parallel with the upgrades currently being performed on the RAF’s CH-47 Chinook fleet as part of the JULIUS program;

  We inaugurated, through our Rotorsim s.r.l. joint venture with AgustaWestland, the launch of the Joint NH90 Training Program (JNTP) for the Netherlands Ministry of Defence;

  We inaugurated, through our Helicopter Academy to Train by Simulation of Flying (HATSOFF) joint venture with Hindustan Aeronautics Limited (HAL), the launch of training for the Eurocopter AS365 N3 Dauphin helicopter in India. A CAE-built AS365 Dauphin simulator cockpit was certified to Level D, the highest qualification for flight simulators, by India’s Directorate General Civil Aviation (DGCA) as well as the European Aviation Safety Agency (EASA).

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$222.3	201.5	206.4	257.3	219.8
Segment operating income		$36.9	30.2	29.4	46.0	39.5
Operating margins	%	16.6	15.0	14.2	17.9	18.0
Backlog		$2,045.6	2,182.2	2,151.6	2,158.7	2,126.4

The combined military book-to-sales ratio was 0.56x for the quarter and 0.89x on a trailing 12-month basis.

The combined military unfunded backlog was $269.4 million at December 31, 2011.

SIMULATION PRODUCTS/MILITARY
SP/M was awarded $67.5 million in orders this quarter, including:

  Upgrades to the Canadian Forces’ CC-130H FMS and to the CH-146 Griffon helicopter simulator;

  Two Tornado maintenance trainers, one for the German Air Force and one for the Royal Air Force;

  One CAE 3000 Series helicopter FFS to a European customer;

  Additional contract options as part of the design and manufacturing of P-8A operational flight trainers for Boeing and the U.S. Navy.

Financial results
(amounts in millions, except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$152.4	136.0	135.2	179.3	153.7
Segment operating income		$26.9	20.9	18.8	34.0	28.6
Operating margins	%	17.7	15.4	13.9	19.0	18.6
Depreciation and amortization		$3.1	2.9	2.7	2.9	2.7
Property, plant and equipment expenditures		$2.6	3.0	2.8	3.2	2.5
Intangible assets and other assets expenditures		$5.4	4.3	3.5	3.8	4.2
Capital employed		$266.7	262.5	282.7	197.9	224.1
Backlog		$812.7	907.4	897.8	888.7	883.0

Revenue up 12% over last quarter and stable compared to the third quarter of fiscal 2011

The increase over last quarter was mainly due to higher revenue on programs executed in North America and to a favourable foreign exchange impact on the translation of U.S. operations.

Revenue was stable compared to third quarter of fiscal 2011. Lower volume on our European programs, on an Australian helicopter program and the completion of a Canadian helicopter program in fiscal 2011, was offset by higher revenue on programs executed in the U.S. and the integration of RTI International’s TAL business unit, acquired in February 2011.

Revenue year to date was $423.6 million, 4% or $16.9 million higher than the same period last year. The increase was mainly due to higher revenue on programs executed in the U.S. and the integration of RTI International’s TAL business unit. The increase was partially offset by the completion of a Canadian helicopter program in fiscal 2011, a lower level of activity on our Australian helicopter programs and programs executed in Europe, in addition to an unfavourable foreign exchange impact on the translation of U.S. operations.

CAE Third Quarter Report 2012 | 23

Management’s Discussion and Analysis

Segment operating income up 29% from last quarter and down 6% from the third quarter of fiscal 2011

Segment operating income was $26.9 million (17.7% of revenue) this quarter, compared to $20.9 million (15.4% of revenue) last quarter and $28.6 million (18.6% of revenue) in the third quarter of fiscal 2011.

The increase from last quarter was mainly due to higher revenue, as mentioned above, and lower operational costs. The increase was partially offset by increased research and development expenses.

The decrease from the third quarter of fiscal 2011 was mainly due to lower volume on European programs, the completion of a Canadian helicopter program in fiscal 2011 and increased research and development expenses. The decrease was partially offset by a favourable program mix and higher revenue on programs executed in North America, and by the integration of RTI International’s TAL business unit.

Segment operating income for the first nine months of the year was $66.6 million (15.7% of revenue), 6% or $4.4 million lower than the same period last year. The decrease was mainly due to a lower volume on programs executed in Europe, the completion of a Canadian helicopter program in fiscal 2011 and higher research and development expenses. The decrease was partially offset by higher volume in North America and the integration of RTI International’s TAL business unit.

Capital employed increased by $4.2 million over last quarter

The increase over last quarter was mainly due to a higher investment in non-cash working capital primarily resulting from lower accounts payable and accrued liabilities and derivative financial liabilities and higher accounts receivable and derivative financial assets which were partially offset by higher contracts in progress liabilities.

Backlog down 10% from last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2011	December 31, 2011
Backlog, beginning of period	$907.4	$888.7
+ orders	67.5	349.1
- revenue	(152.4)	(423.6)
+ / - adjustments (mainly F/X)	(9.8)	(1.5)
Backlog, end of period	$812.7	$812.7

This quarter's book-to-sales ratio was 0.44x. The ratio for the last 12 months was 0.79x.

TRAINING & SERVICES/MILITARY
TS/M was awarded $56.6 million in orders this quarter including:

  A contract from Professional Way Sdn Bhd, a Malaysia-based company, to provide comprehensive maintenance and lifecycle support services for the CAE 3000 Series AW139 FFS that we are currently developing;

  A multi-year, comprehensive helicopter training services contract for a customer in Asia;

  A subcontract from Lockheed Martin to continue providing maintenance and support services as part of the USAF C-130 Aircrew Training System program.

Financial results
(amounts in millions, except operating margins)		Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue		$69.9	65.5	71.2	78.0	66.1
Segment operating income		$10.0	9.3	10.6	12.0	10.9
Operating margins	%	14.3	14.2	14.9	15.4	16.5
Depreciation and amortization		$5.0	4.0	3.9	5.1	3.0
Property, plant and equipment expenditures		$2.1	2.6	3.0	3.2	1.2
Intangible assets and other assets expenditures		$0.1	0.3	0.2	0.3	0.2
Capital employed		$199.0	190.7	205.2	177.7	182.4
Backlog		$1,232.9	1,274.8	1,253.8	1,270.0	1,243.4

Revenue up 7% over last quarter and up 6% over the third quarter of fiscal 2011

The increase over last quarter was mainly due to a higher level of activity on our European maintenance and training programs, increased volume on Canadian programs and a favourable foreign exchange impact on the translation of U.S. operations. The increase was partially offset by a lower level of activity in our Professional Services business in the U.S.

The increase over the third quarter of fiscal 2011 was mainly due to a higher level of activity on our European maintenance and training programs, increased revenue on the U.S. KC-135 ATS program and higher revenue on programs executed in Canada. The increase was partially offset by a lower level of activity in our Professional Services business in the U.S.

24 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

Revenue year to date was $206.6 million, 2% or 4.7 million higher than the same period last year. The increase was mainly due to higher in-service support for a Canadian program and increased revenue generated on U.S. ATS programs, partially offset by a lower level of activity in our Professional Services business in the U.S.

Segment operating income up 8% over last quarter and down 8% from the third quarter of fiscal 2011

Segment operating income was $10.0 million (14.3% of revenue) this quarter, compared to $9.3 million (14.2% of revenue) last quarter and $10.9 million (16.5% of revenue) in the third quarter of fiscal 2011.

The increase over last quarter was mainly due to increased volume on programs executed in Canada and maintenance programs in Europe, partially offset by a lower level of activity in our Professional Services business in the U.S.

The decrease from the third quarter of fiscal 2011 was mainly due to a lower level of activity in our Professional Services business in the U.S. and lower margins on some U.S. training programs, partially offset by increased volume on European maintenance programs and better execution of programs in Canada and Australia.

Segment operating income for the first nine months of the year was $29.9 million (14.5% of revenue), 22% or $8.4 million lower than the same period last year. The decrease was mainly due to the ramp-up of the KC-135 ATS program, a lower level of activity in our Professional Services business in the U.S., lower volume and margins on some U.S. training programs and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by lower selling, general and administrative expenses and higher in-service support for a Canadian program.

Capital employed increased by $8.3 million over last quarter

The increase from last quarter was mainly due to a higher investment in non-cash working capital, primarily due to an increase in prepayments and a decrease in accounts payable and accrued liabilities, partially offset by lower property, plant and equipment as a result of movements in foreign exchange rates.

Backlog down 3% from last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2011	December 31, 2011
Backlog, beginning of period	$1,274.8	$1,270.0
+ orders	56.6	190.9
- revenue	(69.9)	(206.6)
+ / - adjustments	(28.6)	(21.4)
Backlog, end of period	$1,232.9	$1,232.9

Adjustments this quarter were mainly due to an unfavourable foreign exchange impact, in addition to an adjustment made for a defence services program resulting from a delay in the performance of a delivery obligation by the OEM.

This quarter's book-to-sales ratio was 0.81x. The ratio for the last 12 months was 1.09x.

7.3 New Core Markets

THIRD QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives this quarter included the following:

  We announced that the Canadian Critical Care Society endorsed our ultrasound e-Learning curriculum and seminars;

  Our Centre d’apprentissage des attitudes et habiletés cliniques (CAAHC) simulation centre received accreditation privileges by The Royal College of Physicians and Surgeons of Canada.

CAE Mining expansions and new initiatives this quarter included the following:

- We have opened an office in Vancouver, British Columbia, to focus on the western Canadian market.

ORDERS
Major CAE Healthcare sales this quarter included:

  A sale to President's Hospital in Moscow, Russia, of patient simulators, centre management systems and simulator accessories;

  A sale to Americare Diagnostic Services of patient simulators and centre management systems;

  A sale to Central New Mexico College in Albuquerque, U.S., of centre management systems;

  A sale to Universiti Brunei Darussalam in Jalan Tungku Link, Brunei, of patient simulators and centre management systems;

  A sale to Mount Sinai Hospital in New York, U.S., of patient simulators;

  A sale to Tufts University in Boston, U.S., of centre management systems;

  A sale to the U.S. Air Force of patient simulators and simulator accessories.

CAE Third Quarter Report 2012 | 25

Management’s Discussion and Analysis

CAE Mining added new customers for its software solutions. Major sales this quarter included:

  A sale to Silver Lake Resources in Australia of process and data management and visualisation software;

  A sale to Exploraciones Mineras Parreña, S.A. de C.V. in Mexico of geological data management systems;

  A sale to Optiro in Australia of geological modelling and mine planning systems.

Financial results
(amounts in millions)	Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Revenue	$27.1	20.3	11.4	11.1	11.1
Segment operating loss	$(1.4)	(8.6)	(2.6)	(3.9)	(1.3)
Depreciation and amortization	$2.4	1.6	0.8	0.5	0.9
Property, plant and equipment expenditures	$0.5	1.0	0.3	0.9	1.0
Intangible assets and other assets expenditures	$(2.5)	2.9	2.6	2.1	1.8
Capital employed	$174.5	181.9	44.6	40.4	33.5

Revenue up 33% over last quarter and up 144% over the third quarter of fiscal 2011

The increase over last quarter was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011.

The increase over the third quarter of fiscal 2011 was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, and increased revenue from CAE Mining.

Revenue year to date was $58.8 million, 119% or $31.9 million higher than the same period last year. The increase was mainly due to more revenue from CAE Healthcare, resulting primarily from the integration of METI, and more revenue from CAE Mining.

Segment operating loss down from last quarter and up over the third quarter of fiscal 2011

Segment operating loss was $1.4 million this quarter, compared to $8.6 million last quarter and $1.3 million in the third quarter of fiscal 2011.

The decrease in the segment operating loss from last quarter was mainly due to $8.4 million of charges recognized last quarter related to the acquisition and integration of METI, partially offset by lower segment operating income from CAE Mining.

The increase in segment operating loss over the third quarter of fiscal 2011 was primarily due to lower segment operating income from CAE Mining, partially offset by higher segment operating income from CAE Healthcare.

Segment operating loss for the first nine months of the year was $12.6 million, 180% or 8.1 million higher than the same period last year. The increase in the segment operating loss was due to the recognition this year of $8.4 million of charges related to the acquisition and integration of METI.

Capital employed decreased by $7.4 million over last quarter

The decrease from last quarter was mainly due to lower intangible assets, which was mainly due to the recognition of government assistance related to technology and intellectual property rights acquired, and by the impacts of movements of foreign exchange rates.

26 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

8. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1 Consolidated cash movements

		Three months ended		Nine months ended
		December 31 September 30			December 31
(amounts in millions)	2011	2010	2011	2011	2010
Cash provided by operating activities*	$73.7	$61.1	$61.9	$207.8	$208.1
Changes in non-cash working capital	(3.3)	(27.2)	67.3	(96.0)	(143.9)
Net cash provided by operating activities	$70.4	$33.9	$129.2	$111.8	$64.2
Maintenance capital expenditures[5]	(18.8)	(8.9)	(10.9)	(40.6)	(26.9)
Other assets	1.5	(8.0)	(4.2)	(7.5)	(16.8)
Proceeds from the disposal of property, plant
and equipment	1.1	0.1	3.5	28.3	1.4
Dividends paid	(8.0)	(10.1)	(8.3)	(25.0)	(27.8)
Free cash flow[5]	$46.2	$7.0	$109.3	$67.0	$(5.9)
Growth capital expenditures[5]	(25.3)	(14.3)	(35.8)	(80.7)	(48.2)
Capitalized development costs	(11.3)	(7.7)	(11.4)	(30.0)	(16.3)
Other cash movements, net	(0.3)	0.6	1.3	1.1	(7.4)
Business combinations, net of cash and cash
equivalents acquired	-	(3.7)	(126.1)	(126.1)	(23.3)
Joint ventures, net of cash and cash equivalents
acquired	(0.8)	-	(1.9)	(27.6)	(1.9)
Effect of foreign exchange rate changes on cash
and cash equivalents	(4.8)	(4.5)	6.1	1.5	(1.5)
Net increase (decrease) in cash before proceeds
and repayment of long-term debt	$3.7	$(22.6)	$(58.5)	$(194.8)	$(104.5)
* before changes in non-cash working capital

Free cash flow of positive $46.2 million this quarter

The decrease over last quarter was mainly attributable to unfavourable changes in non-cash working capital and higher maintenance capital expenditures, partially offset by more cash provided by operating activities and lower other asset expeditures.

The increase over the third quarter of fiscal 2011 was mainly due to favourable changes in non-cash working capital, more cash provided by continuing operations and lower other asset expenditures, partially offset by higher maintenance capital expenditures.

Free cash flow year to date was $67.0 million, $72.9 million higher than in the same period last year. The increase was mainly attributable to favourable changes in non-cash working capital and higher proceeds from the disposal of property, plant and equipment, partially offset by higher maintenance capital expenditures.

Capital expenditures of $44.1 million this quarter

Growth capital expenditures were $25.3 million this quarter and $80.7 million for the first nine months of the year. We are continuing to selectively expand our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $18.8 million this quarter, which included the repurchase of leased simulators already included in our network, and $40.6 million for the first nine months of the year.

Business combinations, net of cash and cash equivalents acquired

There were no cash movements resulting from business combinations this quarter, compared to $126.1 million last quarter, which was mainly due to the acquisition of METI.

5 Non-GAAP and other financial measures (see Section 5).

CAE Third Quarter Report 2012 | 27

Management’s Discussion and Analysis

9.	CONSOLIDATED FINANCIAL POSITION[6]
9.1	Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2011	2011	2011
Use of capital:
Current assets	$1,090.8	$1,053.7	$1,049.2
Less: cash and cash equivalents	(241.7)	(227.1)	(276.4)
Current liabilities	(852.7)	(827.0)	(810.1)
Less: current portion of long-term debt	147.6	125.7	86.2
Non-cash working capital[6]	$144.0	$125.3	$48.9
Property, plant and equipment, net	1,273.2	1,291.7	1,211.0
Other long-term assets	725.9	737.3	557.1
Other long-term liabilities	(537.6)	(542.3)	(500.3)
Total capital employed	$1,605.5	$1,612.0	$1,316.7
Source of capital:
Current portion of long-term debt	$147.6	$125.7	$86.2
Long-term debt	688.0	720.2	574.0
Less: cash and cash equivalents	(241.7)	(227.1)	(276.4)
Net debt[6]	$593.9	$618.8	$383.8
Equity attributable to equity holders of the Company	991.8	973.8	914.4
Non-controlling interests	19.8	19.4	18.5
Source of capital	$1,605.5	$1,612.0	$1,316.7

Capital employed decreased $6.5 million from last quarter

The decrease was mainly due to lower property, plant and equipment and other long-term assets, partially offset by an increase in non-cash working capital and a decrease in other long-term liabilities.

Our return on capital employed (ROCE)6 was 14.9% this quarter.

Non-cash working capital increased by $18.7 million from last quarter

The increase was mainly due to lower derivative financial liabilities and higher contracts in progress assets, derivative financial assets, accounts receivable and prepayments, partially offset by higher contracts in progress liabilities.

Net property, plant and equipment down $18.5 million from last quarter
The decrease was mainly due to foreign exchange variations and depreciation, partially offset by capital expenditures.

Change in net debt
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2011	December 31, 2011
Net debt, beginning of period	$618.8	$383.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(3.7)	194.8
Other	(2.2)	0.1
Effect of foreign exchange rate changes on long-term debt	(19.0)	15.2
(Decrease) increase in net debt during the period	$(24.9)	$210.1
Net debt, end of period	$593.9	$593.9

6 Non-GAAP and other financial measures (see Section 5).

28 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

Effective April 1, 2011, we amended our US$450.0 million revolving credit facility to extend the maturity date by two years from April 2013 to April 2015.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million. As at December 31, 2011, we have applied $80.7 million of accounts receivable and $60.1 million of contracts in progress assets towards this program.

In August 2011, we issued senior notes for US$150.0 million by way of a private placement to fund the METI acquisition and to replace other existing obligations at lower interest costs. The average maturity is 11.7 years with an average interest rate of approximately 4.5%, with interest payable semi-annually in August and February. These unsecured senior notes have fixed repayment amounts of US$100.0 million in 2021 and US$50.0 million in 2026. These notes were issued to two institutional investors.

In November 2011, we exercised purchase options in the amount of US$13.2 million for two simulators previously accounted for as finance leases, resulting in a reduction of our obligations under finance leases.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow is enabling the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $18.4 million this quarter

The increase in equity was mainly due to net income of $46.1 million and a net positive change in cash flow hedge of $13.9 million, partially offset by an unfavourable foreign currency translation adjustment of $36.2 million and dividends of $8.0 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 257,821,966 common shares issued and outstanding as at December 31, 2011 with total share capital of $449.4 million.

As at January 31, 2011, we had a total of 257,859,064 common shares issued and outstanding.

10. BUSINESS COMBINATIONS

Fiscal 2012 acquisitions

As at December 31, 2011, we entered into business combination transactions for a total cost of $129.7 million.

Medical Education Technologies, Inc.

In August 2011, we acquired 100% of the shares of Medical Education Technologies, Inc. (METI). With this acquisition, we gain global market access, expand our product and services offering and acquired simulation-based technology for healthcare.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed has not changed since those disclosed for the period ended September 30, 2011 and is included in the table below. The fair value of the acquired identifiable intangible assets of $39.0 million (including technology and customer relationships) is still provisional for the period ended December 31, 2011 and will be until the valuation for those assets are finalized.

Preliminary goodwill of $99.1 million arising from the acquisition of METI is attributable to the advantages gained, which include:

  A platform that immediately propels us to an important position by providing access to the human patient simulator segment, a significant segment of the overall healthcare simulation market;

  An expanded customer base for CAE Healthcare, enabling the offering of the existing portfolio of solutions to a much broader market;

  An experienced management team with subject matter expertise and industry know-how.

The fair value of the acquired accounts receivable was $9.7 million, net of an allowance for doubtful accounts of $0.8 million.

The revenue and operating profit included in the consolidated income statement, from METI since the acquisition date, is $22.2 million and $1.4 million respectively. Had METI been consolidated from April 1, 2011, the consolidated income statement would have shown additional revenue and operating profit from METI of $31.0 million and $1.8 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE, but are adjusted to reflect our accounting policies where significant. The amounts are provided as supplemental information and are not necessarily indicative of our future performance.

CAE Third Quarter Report 2012 | 29

Management’s Discussion and Analysis

Haptica Limited

In July 2011, we acquired the assets and intellectual property of Haptica Limited (Haptica). The acquisition serves to add to CAE Healthcare’s surgical solution offering.

The fair value of the net identifiable assets acquired and liabilities assumed is also included in the table below. The fair value of the acquired identifiable assets amount to $0.7 million (including technology and intellectual property rights) and no goodwill is recognized from this acquisition.

Other

Adjustments to the determination of the net identifiable assets acquired and liabilities assumed for certain fiscal 2011 acquisitions were also completed during the period and resulted in a net decrease to goodwill of $0.3 million. Remaining additional consideration outstanding for previous years’ acquisitions amounts to $12.3 million which is contingent on certain conditions being satisfied.

Net assets acquired and liabilities assumed arising from the acquisitions were as follows:

			Nine months ended
(amounts in millions)			December 31, 2011
Current assets(1)				$17.3
Current liabilities				(19.6)
Property, plant and equipment				3.3
Other assets				0.1
Intangible assets excluding goodwill				39.7
Goodwill(2)				99.1
Deferred income taxes				(8.1)
Non-current liabilities				(5.4)
Fair value of net assets, excluding cash position at acquisition				$126.4
Cash and cash equivalents in subsidiary acquired				3.3
Total purchase consideration				$129.7
Purchase price payable				(0.3)
Total cash consideration				$129.4

(1) Excluding cash on hand.
(2) This goodwill is not deductible for tax purposes.

Changes in goodwill were as follows:

	Three months ended		Nine months ended
		December 31		December 31
(amounts in millions)	2011	2010	2011	2010
Net book value, beginning of period	$307.4	$179.8	$195.1	$161.9
Acquisition of subsidiaries	(0.3)	-	99.0	14.6
Exchange differences	(6.1)	(4.8)	6.9	(1.5)
Net book value, end of period	$301.0	$175.0	$301.0	$175.0

30 | CAE Third Quarter Report 2012

Management’s Discussion and Analysis

11. CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this period.

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

Effective April 1, 2010, we began reporting our financial results in accordance with IFRS. This MD&A should be read in conjunction with our consolidated interim financial statements for the nine-month period ended December 31, 2011, which were prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the IASB and the MD&A for fiscal 2011. The comparative figures for each period of the year ended March 31, 2011 have been restated to comply with IFRS. For details on the most significant adjustments to the consolidated financial statements, refer to Note 2 – First-time adoption of IFRS of our consolidated interim financial statements.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented in Note 2 – First-time adoption of IFRS of our consolidated interim financial statements reflects our current assumptions, estimates and expectations, all of which are subject to change. Any subsequent changes to IFRS that are issued and effective as at December 31, 2011 could result in a restatement of our consolidated interim financial statements, including the transition adjustments recognized on conversion to IFRS. In addition, final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

13. CONTROLS AND PROCEDURES

In the third quarter ended December 31, 2011, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE Third Quarter Report 2012 | 31

Management’s Discussion and Analysis

14. SELECTED QUARTERLY FINANCIAL INFORMATION
(Unaudited)								Year
(amounts in millions, except per share amounts and exchange rates)	Q1		Q2		Q3		Q4	to date
Fiscal 2012 - IFRS
							(1)
Revenue	$427.9		433.5		453.1			1,314.5
							(1)
Net income	$43.5		38.7		46.1			128.3
							(1)
Equity holders of the Company	$43.1		38.4		45.6			127.1
							(1)
Non-controlling interests	$0.4		0.3		0.5			1.2
							(1)
Basic EPS attributable to equity holders of the Company	$0.17		0.15		0.18			0.49
							(1)
Diluted EPS attributable to equity holders of the Company	$0.17		0.15		0.18			0.49
							(1)
Average number of shares outstanding (basic)	257.0		257.3		257.6			257.3
							(1)
Average number of shares outstanding (diluted)	258.0		258.0		258.0			258.1
							(1)
Average exchange rate, U.S. dollar to Canadian dollar	$0.97		0.98		1.02			0.99
							(1)
Average exchange rate, Euro to Canadian dollar	$1.39		1.38		1.38			1.39
							(1)
Average exchange rate, British pound to Canadian dollar	$1.58		1.58		1.61			1.59
Fiscal 2011 - IFRS								Total
Revenue	$366.4		388.0		410.8		465.6	1,630.8
Net income	$36.6		39.4		38.9		46.0	160.9
Equity holders of the Company	$37.2		39.1		38.5		45.5	160.3
Non-controlling interests	$(0.6)		0.3		0.4		0.5	0.6
Basic EPS attributable to equity holders of the Company	$0.15		0.15		0.15		0.18	0.62
Diluted EPS attributable to equity holders of the Company	$0.14		0.15		0.15		0.18	0.62
Average number of shares outstanding (basic)	256.5		256.6		256.8		256.9	256.7
Average number of shares outstanding (diluted)	256.8		257.1		257.7		258.2	257.5
Average exchange rate, U.S. dollar to Canadian dollar	$1.03		1.04		1.01		0.99	1.02
Average exchange rate, Euro to Canadian dollar	$1.31		1.34		1.38		1.35	1.34
Average exchange rate, British pound to Canadian dollar	$1.53		1.61		1.60		1.58	1.58
Fiscal 2010 - Canadian GAAP								Total
Revenue	$383.0		364.5		382.9		395.9	1,526.3
Earnings from continuing operations	$27.2		39.1		37.7		40.5	144.5
Basic earnings per share from continuing operations	$0.11		0.15		0.15		0.16	0.56
Diluted earnings per share from continuing operations	$0.11		0.15		0.15		0.16	0.56
Net earnings	$27.2		39.1		37.7		40.5	144.5
Basic earnings per share	$0.11		0.15		0.15		0.16	0.56
Diluted earnings per share	$0.11		0.15		0.15		0.16	0.56
Average number of shares outstanding (basic)	255.4		255.6		255.9		256.4	255.8
Average number of shares outstanding (diluted)	255.4	(2)	255.6	(2)	255.9	(2)	256.4 (2)	255.8	(2)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17		1.10		1.06		1.04	1.09
Average exchange rate, Euro to Canadian dollar	$1.59		1.57		1.56		1.44	1.54
Average exchange rate, British pound to Canadian dollar	$1.81		1.80		1.73		1.63	1.74

(1) Not available

(2) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

32 | CAE Third Quarter Report 2012

		Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		December 31	March 31
(amounts in millions of Canadian dollars)	Notes	2011	2011
Assets			(Note 2)
Cash and cash equivalents		$241.7	$276.4
Accounts receivable	5	312.8	296.8
Contracts in progress : assets		251.6	230.5
Inventories		145.3	124.3
Prepayments		46.5	43.5
Income taxes recoverable		80.2	58.8
Derivative financial assets		12.7	18.9
Total current assets		$1,090.8	$1,049.2
Property, plant and equipment		1,273.2	1,211.0
Intangible assets		530.4	375.8
Deferred tax assets		25.1	20.7
Derivative financial assets		8.8	11.6
Other assets		161.6	149.0
Total assets		$3,089.9	$2,817.3

Liabilities and equity
Accounts payable and accrued liabilities		$529.3	$551.9
Provisions		23.1	20.9
Income taxes payable		9.5	12.9
Contracts in progress : liabilities		126.7	125.8
Current portion of long-term debt	6	147.6	86.2
Derivative financial liabilities		16.5	12.4
Total current liabilities		$852.7	$810.1
Provisions		9.4	10.4
Long-term debt	6	688.0	574.0
Royalty obligations		158.0	161.6
Employee benefits obligations		96.6	62.8
Deferred gains and other non-current liabilities		180.9	187.6
Deferred tax liabilities		80.2	64.5
Derivative financial liabilities		12.5	13.4
Total liabilities		$2,078.3	$1,884.4
Equity
Share capital		$449.4	$440.7
Contributed surplus		19.3	17.1
Other reserves		(8.9)	(9.8)
Retained earnings		532.0	466.4
Equity attributable to equity holders of the Company		$991.8	$914.4
Non-controlling interests		19.8	18.5
Total equity		$1,011.6	$932.9
Total liabilities and equity		$3,089.9	$2,817.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2012 | 33

Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)		Three months ended		Nine months ended
(amounts in millions of Canadian dollars,			December 31		December 31
except per share amounts)	Notes	2011	2010	2011	2010
			(Note 2)		(Note 2)
Revenue	13	$453.1	$410.8	$1,314.5	$1,165.2
Cost of sales		300.2	274.8	884.5	771.0
Gross profit		$152.9	$136.0	$430.0	$394.2
Research and development expenses		16.5	9.2	47.6	31.6
Selling, general and administrative expenses		62.5	61.4	184.6	172.8
Other (gains) losses - net	9	(3.6)	(4.9)	(15.6)	(15.0)
Operating profit		$77.5	$70.3	$213.4	$204.8
Finance income	6	(1.6)	(1.1)	(5.1)	(3.2)
Finance expense	6	17.8	16.7	51.1	48.0
Finance expense - net		$16.2	$15.6	$46.0	$44.8
Earnings before income taxes		$61.3	$54.7	$167.4	$160.0
Income tax expense		15.2	15.8	39.1	45.1
Net income		$46.1	$38.9	$128.3	$114.9

Attributable to:
Equity holders of the Company		$45.6	$38.5	$127.1	$114.8
Non-controlling interests		0.5	0.4	1.2	0.1
		$46.1	$38.9	$128.3	$114.9
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	7	$0.18	$0.15	$0.49	$0.45

The accompanying notes form an integral part of these Consolidated Financial Statements.

34 | CAE Third Quarter Report 2012

		Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)	December 31			December 31
(amounts in millions of Canadian dollars)	2011	2010	2011	2010
Net income	$46.1	$38.9	$128.3	$114.9
Other comprehensive income (loss)
Foreign currency translation adjustment
Net currency translation difference on the translation of financial
statements of foreign operations	$(39.9)	$(42.7)	$18.6	$(16.1)
Net change in gains (losses) on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	4.2	3.7	(7.3)	2.8
Reclassifications to income	-	(0.6)	-	(0.6)
Income taxes	(0.5)	(0.5)	1.4	(0.9)
	$(36.2)	$(40.1)	$12.7	$(14.8)
Net changes in cash flow hedge
Effective portion of changes in fair value of cash flow hedges	$13.1	$13.9	$(14.8)	$6.1
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	6.4	(1.9)	(0.2)	(7.5)
Income taxes	(5.6)	(3.3)	3.3	0.7
	$13.9	$8.7	$(11.7)	$(0.7)
Defined benefit plan actuarial gains (losses) adjustment
Defined benefit plan actuarial gains (losses)	$2.5	$(0.5)	$(42.3)	$(8.5)
Income taxes	(0.7)	0.1	11.7	2.2
	$1.8	$(0.4)	$(30.6)	$(6.3)
Other comprehensive loss	$(20.5)	$(31.8)	$(29.6)	$(21.8)
Total comprehensive income	$25.6	$7.1	$98.7	$93.1
Total comprehensive income attributable to:
Equity holders of the Company	$25.2	$6.9	$97.4	$93.0
Non-controlling interests	0.4	0.2	1.3	0.1
Total comprehensive income	$25.6	$7.1	$98.7	$93.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2012 | 35

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)					Attributable to equity holders of the Company
nine months ended December 31, 2011			Common shares					Non-
(amounts in millions		Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	Notes	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period		256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income		-	-	-	-	127.1	127.1	1.2	128.3
Other comprehensive income (loss):
Foreign currency translation adjustment		-	-	-	12.6	-	12.6	0.1	12.7
Net changes in cash flow hedge		-	-	-	(11.7)	-	(11.7)	-	(11.7)
Defined benefit plan actuarial losses adjustment		-	-	-	-	(30.6)	(30.6)	-	(30.6)
Total comprehensive income		-	$-	$-	$0.9	$96.5	$97.4	$1.3	$98.7
Stock options exercised		283,975	2.0	-	-	-	2.0	-	2.0
Optional cash purchase		599	-	-	-	-	-	-	-
Stock dividends	7	572,636	5.9	-	-	(5.9)	-	-	-
Transfer upon exercise of stock options		-	0.8	(0.8)	-	-	-	-	-
Share-based payments		-	-	3.0	-	-	3.0	-	3.0
Dividends	7	-	-	-	-	(25.0)	(25.0)	-	(25.0)
Balances, end of period		257,821,966	$449.4	$19.3	$(8.9)	$532.0	$991.8	$19.8	$1,011.6

(Unaudited)					Attributable to equity holders of the Company
nine months ended December 31, 2010			Common shares					Non -
(amounts in millions		Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	Notes	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period		256,516,994	$436.3	$14.2	$11.4	$338.5	$800.4	$18.0	$818.4
Net income		-	-	-	-	114.8	114.8	0.1	114.9
Other comprehensive income (loss):
Foreign currency translation adjustment		-	-	-	(14.8)	-	(14.8)	-	(14.8)
Net changes in cash flow hedge		-	-	-	(0.7)	-	(0.7)	-	(0.7)
Defined benefit plan actuarial losses adjustment		-	-	-	-	(6.3)	(6.3)	-	(6.3)
Total comprehensive income (loss)		-	$-	$-	$(15.5)	$108.5	$93.0	$0.1	$93.1
Stock options exercised		267,225	1.8	-	-	-	1.8	-	1.8
Stock dividends	7	38,222	0.4	-	-	(0.4)	-	-	-
Transfer upon exercise of stock options		-	0.7	(0.7)	-	-	-	-	-
Share-based payments		-	-	3.4	-	-	3.4	-	3.4
Acquisition of non-controlling interests		-	-	-	-	(0.2)	(0.2)	(0.2)	(0.4)
Dividends	7	-	-	-	-	(27.8)	(27.8)	-	(27.8)
Balances, end of period		256,822,441	$439.2	$16.9	$(4.1)	$418.6	$870.6	$17.9	$888.5

The total of retained earnings and other reserves for the nine months ended December 31, 2011 was $523.1 million ($414.5 million as at December 31, 2010).

The accompanying notes form an integral part of these Consolidated Financial Statements.

36 | CAE Third Quarter Report 2012

		Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
nine months ended December 31
(amounts in millions of Canadian dollars)	Notes	2011	2010
Operating activities
Net income		$128.3	$114.9
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		68.0	63.2
Amortization of intangible and other assets		24.3	16.9
Financing cost amortization	6	1.3	1.3
Deferred income taxes		18.2	25.4
Investment tax credits		(10.6)	(9.1)
Share-based payments		1.2	14.6
Defined benefit pension plans		(9.0)	(8.4)
Amortization of other non-current liabilities		(8.5)	(5.3)
Other		(5.4)	(5.4)
Changes in non-cash working capital	10	(96.0)	(143.9)
Net cash provided by operating activities		$111.8	$64.2
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(126.1)	$(23.3)
Joint venture, net of cash and cash equivalents acquired	4	(27.6)	(1.9)
Capital expenditures for property, plant and equipment		(121.3)	(75.1)
Proceeds from disposal of property, plant and equipment		28.3	1.4
Capitalized development costs		(30.0)	(16.3)
ERP and other software		(12.3)	(12.3)
Other		4.8	(4.5)
Net cash used in investing activities		$(284.2)	$(132.0)
Financing activities
Net borrowing under revolving unsecured credit facilities		$14.2	$-
Net effect of current financial assets program		10.4	-
Proceeds from long-term debt, net of transaction costs		182.1	35.5
Repayment of long-term debt		(26.7)	(37.8)
Proceeds from finance lease		-	11.0
Repayment of finance lease		(19.9)	(26.5)
Dividends paid	7	(25.0)	(27.8)
Common stock issuance		2.0	1.8
Other		(0.9)	(9.2)
Net cash provided by (used in) financing activities		$136.2	$(53.0)
Net decrease in cash and cash equivalents		$(36.2)	$(120.8)
Cash and cash equivalents, beginning of period		276.4	312.9
Effect of foreign exchange rate changes on cash
and cash equivalents		1.5	(1.5)
Cash and cash equivalents, end of period		$241.7	$190.6
Supplemental information:
Interest paid		$35.1	$39.3
Interest received		4.3	3.3
Income taxes paid		23.4	9.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2012 | 37

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on February 8, 2012.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)	Training & Services/Civil (TS/C) – Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and associated services;
(ii)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation, training devices and visual systems;
(iii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iv)	Training & Services/Military (TS/M) – Supplies turnkey training services, maintenance and support services, simulation-based professional services and in-service support solutions;
(v)	New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated interim financial statements for the quarter ended June 30, 2011. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated interim financial statements of CAE have been prepared in accordance with Part I of the Canadian Institute of Chartered Accountants (CICA) Handbook (referred to as IFRS). The accounting policies and basis of preparation differ from those set out in the Annual Report for the year ended March 31, 2011, which was prepared in accordance with Part V of the CICA Handbook (referred to as previous Canadian Generally Accepted Accounting Principles (previous Canadian GAAP)). Details of the effect of the transition from previous Canadian GAAP to IFRS on the Company’s reported equity, financial performance and cash flows are provided in Note 2. Comparative figures for fiscal 2011 in these consolidated interim financial statements have been restated to give effect to these changes.

38 | CAE Third Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 (“Interim Financial Reporting”) and IFRS 1 (“First-time Adoption of International Financial Reporting Standards”). The accounting policies applied in these consolidated interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended June 30, 2011.

The accounting policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of February 8, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending March 31, 2012 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

These consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended March 31, 2011 and the Company’s IFRS consolidated interim financial statements for the quarter ended June 30, 2011.

The consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, certain available-for-sale financial assets and liabilities for cash-settled share-based arrangements, and as modified by the transitional arrangements permitted by IFRS 1 (see Note 2).

The functional and presentation currency of CAE Inc. is the Canadian dollar.

NOTE 2 – FIRST-TIME ADOPTION OF IFRS

First-time adoption

For all periods up to and including the year ended March 31, 2011, the Company prepared its consolidated financial statements in accordance with previous Canadian GAAP. For periods beginning on or after April 1, 2011, the Company has adopted IFRS for its consolidated financial statements. Consequently, for the interim period ending December 31, 2011, the Company has prepared its financial statements in accordance with IFRS.

This note explains the principal adjustments made by the Company in restating previously published Canadian GAAP financial statements for the three and nine months ended December 31, 2010. For a detailed explanation of the IFRS adjustments, including adjustments to equity as at April 1, 2010, refer to the Company’s consolidated interim financial statements for the three months ended June 30, 2011.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented below reflects the Company’s current assumptions, estimates and expectations, all of which are subject to change. Any subsequent changes to IFRS that are issued and effective as at December 31, 2011 could result in a restatement of these consolidated interim financial statements, including the transition adjustments recognized on conversion to IFRS. In addition, final decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

Reconciliation of equity as previously reported under Canadian GAAP to IFRS

(Unaudited)		December 31
(amounts in millions)	Notes	2010
Shareholders' equity as previously reported under Canadian GAAP		$1,233.6
IFRS adjustments decrease:
Government assistance*	A	(103.5)
Property, plant and equipment*	B	(64.1)
Employee benefits	C	(62.6)
Borrowing costs*	D	(24.6)
Leases*	E	(23.4)
Revenue	F	(5.8)
Income taxes and other	G	(79.0)
Equity attributable to equity holders of the Company under IFRS		$870.6
Non-controlling interests		17.9
Total equity as reported under IFRS		$888.5

* Certain tax effects for these adjustments are included in income taxes and other.

CAE Third Quarter Report 2012 | 39

Notes to the Consolidated Interim Financial Statements

Reconciliation of net income as previously reported under Canadian GAAP to IFRS

(Unaudited)		three months ended December 31, 2010			nine months ended December 31, 2010
(amounts in millions, except		Canadian			Canadian
per share amounts)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Revenue	F	$411.3	$(0.5)	$410.8	$1,164.6	$0.6	$1,165.2
Cost of sales	A, B, D-F	280.0	(5.2)	274.8	787.2	(16.2)	771.0
Gross profit		$131.3	$4.7	$136.0	$377.4	$16.8	$394.2
Research and development		9.2	-	9.2	31.6	-	31.6
Selling, general and administrative A, C, D, G		61.7	(0.3)	61.4	172.3	0.5	172.8
Other losses (gains) - net		(4.4)	(0.5)	(4.9)	(15.4)	0.4	(15.0)
Operating profit		$64.8	$5.5	$70.3	$188.9	$15.9	$204.8
Finance income	A	(1.0)	(0.1)	(1.1)	(3.0)	(0.2)	(3.2)
Finance expense	A, D, E	9.4	7.3	16.7	25.9	22.1	48.0
Finance expense - net		$8.4	$7.2	$15.6	$22.9	$21.9	$44.8
Earnings before income taxes		$56.4	$(1.7)	$54.7	$166.0	$(6.0)	$160.0
Income tax expense	G	15.7	0.1	15.8	45.9	(0.8)	45.1
Net income		$40.7	$(1.8)	$38.9	$120.1	$(5.2)	$114.9
Attributable to:
Equity holders of the Company		$40.7	$(2.2)	$38.5	$120.1	$(5.3)	$114.8
Non-controlling interests		-	0.4	0.4	-	0.1	0.1
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic		$0.16	$(0.01)	$0.15	$0.47	$(0.02)	$0.45
Diluted		0.16	(0.01)	0.15	0.47	(0.02)	0.45
Weighted average number of
shares outstanding (basic)		256.8	-	256.8	256.6	-	256.6
Weighted average number of
shares outstanding (diluted)		257.5	0.2	257.7	257.0	0.2	257.2

Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS

		three months ended December 31, 2010			nine months ended December 31, 2010
(Unaudited)		Canadian			Canadian
(amounts in millions)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Net income		$40.7	$(1.8)	$38.9	$120.1	$(5.2)	$114.9
Other comprehensive income (loss):
Foreign currency translation
adjustment	B-G	$(43.4)	$3.3	$(40.1)	$(18.9)	$4.1	$(14.8)
Net changes in cash flow hedge		9.2	(0.5)	8.7	(0.3)	(0.4)	(0.7)
Defined benefit plan actuarial
losses adjustment	C	-	(0.4)	(0.4)	-	(6.3)	(6.3)
Other comprehensive income (loss)		$(34.2)	$2.4	$(31.8)	$(19.2)	$(2.6)	$(21.8)
Total comprehensive income (loss)		$6.5	$0.6	$7.1	$100.9	$(7.8)	$93.1
Total comprehensive income (loss) attributable to:
Equity holders of the Company		$6.5	$0.4	$6.9	$100.9	$(7.9)	$93.0
Non-controlling interests		-	0.2	0.2	-	0.1	0.1
Total comprehensive income (loss)		$6.5	$0.6	$7.1	$100.9	$(7.8)	$93.1

40 | CAE Third Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Summary reconciliation of statement of cash flows as previously reported under Canadian GAAP to IFRS

		nine months ended December 31, 2010
(Unaudited)		Canadian
(amounts in millions)	Notes	GAAP	Adjustment	IFRS
Cash flows provided by operating activities	E, H	$56.5	$7.7	$64.2
Cash flows (used in) provided by investing activities		(136.3)	4.3	(132.0)
Cash flows used in financing activities	E, H	(41.0)	(12.0)	(53.0)

Restatement of the financial statements from Canadian GAAP to IFRS

The following items explain the most significant and pertinent restatements to the financial statements resulting from the application of IFRS.

A) IAS 20 and IAS 32 - Accounting for government grants and disclosure of government assistance and financial instruments: presentation

Royalty arrangements with the government

Canadian GAAP accounting policy

With the exception of the Government of Canada’s contributions for Project Falcon, other government contributions are recorded as a reduction of the related R&D program costs or as a reduction in the program’s capitalized expenditures.

A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated earnings statement when royalties become due.

Contributions for Project Falcon are recognized as an interest-bearing long-term obligation. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution and is recognized as a reduction of costs or as a reduction of capitalized expenditures.

IFRS accounting policy

Repayable government assistance arrangements are recognized as royalty obligations. The obligation to repay royalties is recorded when the contribution is received and is estimated based on future projections. Subsequent re-measurement of these obligations is recognized in income.

Impact on net income for the three month period ended December 31, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales was reduced by $2.3 million as royalty expenses from arrangements with the government on R&D programs are not recognized under IFRS. Conversely, the net finance expense related to government royalty obligations increased by $3.3 million.

Impact on net income for the nine month period ended December 31, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales was reduced by $5.4 million as royalty expenses from arrangements with the government on R&D programs are not recognized under IFRS. Conversely, the net finance expense related to government royalty obligations increased by $9.8 million.

Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

B) IAS 16 - Property, plant and equipment (PP&E)

IFRS 1 Exemption – fair value as deemed cost

Exemption applied	The company elected to use fair value as deemed cost on the date of transition for specific items of property, plant and equipment.
Impact on net income for the three month period ended December 31, 2010 Impact on net income for the nine month period ended December 31, 2010 Impact on statement of cash flows

When compared to the amount recognized under Canadian GAAP, cost of sales was reduced by $1.3 million, given the lower depreciation of the specific training devices.

When compared to the amount recognized under Canadian GAAP, cost of sales was reduced by $3.8 million, given the lower depreciation of specific training devices.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

CAE Third Quarter Report 2012 | 41

Notes to the Consolidated Interim Financial Statements

Componentization
Canadian GAAP accounting policy

The cost of an item of PP&E made up of significant separable component parts is allocated to the component parts when practicable and when an estimate can be made of the lives of the separate components.

IFRS accounting policy

Each part of an item of PP&E with a cost that is significant in relation to the total cost of the item, and which has a useful life which is different than the main asset, must be depreciated separately.

Impact on net income for the three month period ended December 31, 2010	When compared to the amount recognized under Canadian GAAP, cost of sales increased by $0.1 million given the reduced depreciation periods of certain components of buildings.
Impact on net income for the nine month period ended December 31, 2010	When compared to the amount recognized under Canadian GAAP, cost of sales increased by $0.2 million given the reduced depreciation periods of certain components of buildings.
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP

De-recognition

Canadian GAAP accounting policy

PP&E are recorded at cost less accumulated depreciation, net of any impairment charges. Subsequent costs are capitalized if they constitute an asset betterment or are expensed if they constitute a repair or maintenance.

IFRS accounting policy

Upon replacement of a component, a loss on disposal is recognized to income when the carrying value of a replaced item is de-recognized, unless the item is transferred to inventories. If it is not practical to determine such carrying value, the cost and accumulated depreciation will be calculated by reference to the cost of the replacement part.

Impact on net income for the three month period ended December 31, 2010 Impact on net income for the nine month period ended December 31, 2010 Impact on statement of cash flows

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $0.1 million given the de-recognition and consequential reduction in PP&E upon the transition to IFRS.

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $0.3 million given the de-recognition and consequential reduction in PP&E upon the transition to IFRS.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

C) IAS 19 - Employee benefits

IFRS 1 Exemption and accounting impact on our continuing operations - actuarial gains and losses

Canadian GAAP accounting policy

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is not immediately recognized in income, but is amortized over the remaining service period of active employees (corridor approach). Unrecognized actuarial gains and losses below the corridor are deferred.

IFRS 1 exemption applied and IFRS accounting policy

The Company elected to recognize all cumulative actuarial gains and losses of defined benefit plans deferred under previous Canadian GAAP in opening retained earnings.

Subsequently, actuarial gains and losses for the Company’s defined benefit plans will be recognized in the period in which they occur on the statement of financial position and in other comprehensive income.

Impact on net income for the three month period ended December 31, 2010 Impact on net income for the nine month period ended December 31, 2010 Impact on statement of cash flows

When compared to the amount recognized under Canadian GAAP, general and administrative expenses were reduced by $0.6 million, given the reduced amortization of actuarial gains and losses.

When compared to the amount recognized under Canadian GAAP, general and administrative expenses were reduced by $1.7 million given the reduced amortization of actuarial gains and losses.

There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

42 | CAE Third Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Actuarial valuations
Canadian GAAP accounting policy IFRS accounting policy	It is possible to value pension assets and obligations up to three months prior to year-end. Pension assets and obligations are required to be valued as at the statement of financial position date.
Impact on net income for the three month period ended December 31, 2010	When compared to the amount recognized under Canadian GAAP, general and administrative expenses increased by $0.3 million.
Impact on net income for the nine month period ended December 31, 2010	When compared to the amount recognized under Canadian GAAP, general and administrative expenses increased by $0.9 million.
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

Past service costs

Canadian GAAP accounting policy	Past service costs are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.
IFRS accounting policy

Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested following the introduction of, or changes to, a defined benefit plan, past service costs are recognized immediately.

Impact on net income for the three and nine month periods ended December 31, 2010	There is no significant impact when compared to the amount recognized under Canadian GAAP.
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

D) IAS 23 - Borrowing costs

IFRS 1 Exemption – borrowing costs

Exemption applied	The Company elected to apply the requirement of IAS 23, Borrowing Costs, whereby interest must be capitalized to qualifying assets beginning only on April 1, 2010.
Impact on net income for the three month period ended December 31, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $0.2 million, due to lower amortization resulting from the elimination of unamortized capitalized interest. However, finance expense increased by $1.0 million given that interest on certain assets did not qualify for capitalization. Under Canadian GAAP, this interest was capitalized to the cost of the related asset.

Impact on net income for the nine month period ended December 31, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $0.9 million due to lower amortization resulting from the elimination of unamortized capitalized interest. However, finance expense increased by $3.1 million given that interest on certain assets did not qualify for capitalization. Under Canadian GAAP, this interest was capitalized to the cost of the related asset.

Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

CAE Third Quarter Report 2012 | 43

Notes to the Consolidated Interim Financial Statements

E) IAS 17 – Leases

Classification

Canadian GAAP accounting policy

Under Canadian GAAP, a lease is classified as either a capital (finance) lease or as an operating lease. Lease classification is dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee and the assessment is made at the inception of the lease. Quantitative thresholds are given as determining classification thresholds.

IFRS accounting policy

Lease classification under IFRS is also dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee at the inception of the lease. No quantitative thresholds are offered, and there are additional qualitative indicators provided.

Impact on net income for the three month period ended December 31, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $2.5 million, mainly due to the reversal of rent expense, which was partially offset by the depreciation incurred on the assets that changed lease classification. Conversely, finance expense increased by $2.8 million mainly due to interest accretion on the long-term debt.

Impact on net income for the nine month period ended December 31, 2010

When compared to the amount recognized under Canadian GAAP, cost of sales decreased by $7.8 million, mainly due to the reversal of rent expense, which was partially offset by the depreciation incurred on the assets that changed lease classification. Conversely, finance expense increased by $8.4 million mainly due to interest accretion on the long-term debt.

Impact on statement of cash flows

Under Canadian GAAP, payments for certain simulators installed in the Company’s global network of training centres and specific buildings previously classified as operating leases were classified as cash flows from operating activities. Under IFRS, given that these leases are recognized on the balance sheet as finance leases, such payments are treated as financing activities. For the nine month period ended December 31, 2010, cash flows from financing activities were adjusted by $11.6 million as the lease obligations were repaid.

F) IAS 18 – Revenue

Long-term service arrangements

Canadian GAAP accounting policy

Generally, revenue from long-term maintenance contracts is recognized in earnings on a straight-line method over the contract period, or in situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract (the percentage-of-completion or POC method).

IFRS accounting policy

The notion that historical evidence is needed to recognize revenue under the POC method of accounting is not necessary. As a result, for service contracts where POC accounting more appropriately estimates the outcome of the contract, revenue recognition using the straight-line method is not appropriate.

Impact on net income for the three month period ended December 31, 2010	Revenue decreased by $0.5 million, while cost of sales increased by $0.2 million.
Impact on net income for the nine month period ended December 31, 2010	Revenue increased by $0.6 million, while cost of sales increased by $0.4 million.
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

44 | CAE Third Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

G) Income taxes and other

Unrecognized deferred tax assets

IFRS accounting policy

Certain transitional adjustments have resulted in the computation of additional deferred tax assets but given that IFRS imposes restrictions on the full recognition of future taxes by requiring that they be recognized only to the extent that their realization is probable, certain future tax assets have not been recognized as some benefits are expected to materialize in periods subsequent to the period meeting the probability of recovery test required to support such assets.

Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

IFRS 3 - Business combinations

Acquisition costs

Canadian GAAP accounting policy

Acquisition-related costs are costs an acquirer incurs to effect a business combination. Under Canadian GAAP, direct costs of a business acquisition are capitalized as part of the purchase price allocation while indirect costs are expensed.

IFRS accounting policy

The acquirer accounts for all acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with the exception of costs to issue debt or equity securities.

Impact on net income for the three month period ended December 31, 2010	There was no significant impact when compared to Canadian GAAP given that there were no acquisition costs incurred during the quarter.
Impact on net income for the nine month period ended December 31, 2010	As a result of expensing the acquisition costs, general and administrative expenses increased by $1.3 million
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian GAAP.

H) Reclassifications

Below is a reclassification that has a significant impact on the statement of cash flows:

Canadian GAAP - Certain accounts receivables and contracts in progress assets are sold to third parties for cash consideration through a financial asset program.

IFRS

- Certain contracts in progress assets sold through the financial asset program are not eligible for de-recognition. As a result, the cash consideration received for these assets are classified in the current portion of long-term debt.

For the nine month period ended December 31, 2010, there was no significant impact when compared to the cash flows recognized under Canadian GAAP from this reclassification.

NOTE 3 – BUSINESS COMBINATIONS

Fiscal 2012 acquisitions

As at December 31, 2011, the Company entered into business combination transactions for a total cost of $129.7 million.

Medical Education Technologies, Inc.

In August 2011, the Company acquired 100% of the shares of Medical Education Technologies, Inc. (METI). With this acquisition, the Company gains global market access, expands CAE’s product and services offering and acquired simulation-based technology for healthcare.

The preliminary determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed has not changed since those disclosed for the period ended September 30, 2011 and is included in the table below. The fair value of the acquired identifiable intangible assets of $39.0 million (including technology and customer relationships) is still provisional for the period ended December 31, 2011 and will be until the valuation for those assets are finalized.

CAE Third Quarter Report 2012 | 45

Notes to the Consolidated Interim Financial Statements

Preliminary goodwill of $99.1 million arising from the acquisition of METI is attributable to the advantages gained, which include:

  A platform that immediately propels the Company to an important position by providing access to the human patient simulator segment, a significant segment of the overall healthcare simulation market;

  An expanded customer base for CAE Healthcare, enabling the offering of the existing portfolio of solutions to a much broader market;

  An experienced management team with subject matter expertise and industry know-how.

The fair value of the acquired accounts receivable was $9.7 million, net of an allowance for doubtful accounts of $0.8 million.

The revenue and operating profit included in the consolidated income statement, from METI since the acquisition date, is $22.2 million and $1.4 million respectively. Had METI been consolidated from April 1, 2011, the consolidated income statement would have shown additional revenue and operating profit from METI of $31.0 million and $1.8 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by the Company, but are adjusted to reflect the Company’ accounting policies where significant. The amounts are provided as supplemental information and are not necessarily indicative of the Company’s future performance.

Haptica Limited

In July 2011, the Company acquired the assets and intellectual property of Haptica Limited (Haptica). The acquisition serves to add to CAE Healthcare’s surgical solution offering.

The fair value of the net identifiable assets acquired and liabilities assumed is also included in the table below. The fair value of the acquired identifiable assets amount to $0.7 million (including technology and intellectual property rights) and no goodwill is recognized from this acquisition.

Other

Adjustments to the determination of the net identifiable assets acquired and liabilities assumed for certain fiscal 2011 acquisitions were also completed during the period and resulted in a net decrease to goodwill of $0.3 million. Remaining additional consideration outstanding for previous years’ acquisitions amounts to $12.3 million which is contingent on certain conditions being satisfied.

Net assets acquired and liabilities assumed arising from the acquisitions were as follows:

(Unaudited)
nine months ended December 31, 2011
(amounts in millions)
Current assets(1)				$17.3
Current liabilities				(19.6)
Property, plant and equipment				3.3
Other assets				0.1
Intangible assets excluding goodwill				39.7
Goodwill(2)				99.1
Deferred income taxes				(8.1)
Non-current liabilities				(5.4)
Fair value of net assets, excluding cash position at acquisition				$126.4
Cash and cash equivalents in subsidiary acquired				3.3
Total purchase consideration				$129.7
Purchase price payable				(0.3)
Total cash consideration				$129.4

(1) Excluding cash on hand.
(2) This goodwill is not deductible for tax purposes.

Changes in goodwill were as follows:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2011	2010	2011	2010
Net book value, beginning of period	$307.4	$179.8	$195.1	$161.9
Acquisition of subsidiaries	(0.3)	-	99.0	14.6
Exchange differences	(6.1)	(4.8)	6.9	(1.5)
Net book value, end of period	$301.0	$175.0	$301.0	$175.0

46 | CAE Third Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

NOTE 4 – INVESTMENTS IN JOINT VENTURES

During the quarter, the Company entered into a new joint venture arrangement for a 50% interest in the Philippine Academy for Aviation Training, Inc.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The following table summarizes the financial information of the Company's investment in all of its joint ventures:

(Unaudited)		December 31		March 31
(amounts in millions)			2011	2011
Assets
Current assets			$70.4	$67.6
Property, plant and equipment and other non-current assets			300.7	258.7
Liabilities
Current liabilities			45.3	49.0
Long-term debt (including current portion)			121.3	123.1
Deferred gains and other non-current liabilities			9.6	8.0

	Three months ended		Nine months ended
(Unaudited)	December 31			December 31
(amounts in millions)	2011	2010	2011	2010
Earnings information
Revenue	$28.6	$23.0	$81.8	$66.2
Net income	6.7	4.8	20.2	14.3
Segmented operating income
TS/C	7.5	4.4	18.0	12.2
SP/M	(0.1)	0.5	1.3	1.6
TS/M	2.1	2.5	8.0	7.7

There are no contingent liabilities relating to the Company’s interests in the joint ventures, and no contingent liabilities of the joint ventures themselves.

The Company’s share of the capital commitments of the joint ventures themselves amount to $53.0 million as at December 31, 2011 (March 31, 2011 - $37.5 million).

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2011	2011
Past due trade receivables not impaired
1-30 days	$27.8	$33.0
31-60 days	15.7	22.4
61-90 days	9.4	11.7
Greater than 90 days	44.1	15.2
Total	$97.0	$82.3
Allowance for doubtful accounts	(7.5)	(6.0)
Current trade receivables	93.6	114.8
Accrued receivables	41.8	41.3
Receivables from related parties	40.8	16.6
Other receivables	47.1	47.8
Total accounts receivable	$312.8	$296.8

	CAE Third Quarter Report 2012 | 47

Notes to the Consolidated Interim Financial Statements

Changes in the allowance for doubtful accounts were as follows:

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2011	2010	2011	2010
Allowance for doubtful accounts, beginning of period	$(8.3)	$(7.2)	$(6.0)	$(5.6)
Additions	(0.8)	(0.1)	(4.3)	(2.9)
Amounts charged off	0.2	0.3	0.9	0.8
Unused amounts reversed	1.2	0.8	1.8	1.6
Exchange differences	0.2	0.2	0.1	0.1
Allowance for doubtful accounts, end of period	$(7.5)	$(6.0)	$(7.5)	$(6.0)

NOTE 6 – DEBT FACILITIES AND FINANCE EXPENSE, NET

Long-term debt

Senior notes

In August 2011, the Company issued senior notes for US$150.0 million by way of a private placement to fund the METI acquisition and to replace other existing obligations at lower interest costs. The average maturity is 11.7 years with an average interest rate of approximately 4.5% with interest payable semi-annually in August and February. These unsecured senior notes have fixed repayment amounts of US$100.0 million in 2021 and US$50.0 million in 2026. The notes were issued to two institutional investors.

Repurchase of finance leases

In November 2011, the Company exercised purchase options in the amount of US$13.2 million for two simulators previously accounted for as finance leases, resulting in a reduction in the Company’s obligations under finance leases.

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2011	2010	2011	2010
Finance expense:
Long-term debt (other than finance leases)	$10.5	$8.2	$27.7	$23.6
Finance leases	2.8	3.5	8.7	9.7
Royalty obligations	3.3	3.4	10.1	10.0
Amortization of deferred financing costs	0.5	0.4	1.3	1.3
Accretion of provisions	0.4	0.3	1.5	1.0
Other	1.2	1.5	4.9	4.0
Post interest rate swaps interest expense	(0.5)	(0.5)	(1.5)	(1.5)
Borrowing costs capitalized (1)	(0.4)	(0.1)	(1.6)	(0.1)
Finance expense	$17.8	$16.7	$51.1	$48.0
Finance income:
Interest income on loans and receivables	$(0.3)	$(0.1)	$(1.3)	$(0.2)
Other	(1.3)	(1.0)	(3.8)	(3.0)
Finance income	$(1.6)	$(1.1)	$(5.1)	$(3.2)
Finance expense - net	$16.2	$15.6	$46.0	$44.8

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.0% for the three months ended June 30, 2011, 5.3% for the three months ended September 30, 2011 and 4.8% for the three months ended December 31, 2011.

48 | CAE Third Quarter Report 2012

	Notes to the Consolidated Interim Financial Statements

NOTE 7 – EARNINGS PER SHARE AND DIVIDENDS

The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	Three months ended		Nine months ended
		December 31		December 31
(Unaudited)	2011	2010	2011	2010
Weighted average number of common shares outstanding	257,570,425	256,754,692	257,306,019	256,621,063
Effect of dilutive stock options	401,927	933,251	795,859	608,768
Weighted average number of common shares outstanding
for diluted earnings per share	257,972,352	257,687,943	258,101,878	257,229,831

For the three months ended December 31, 2011, options to acquire 2,836,347 common shares (December 31, 2010 - 1,827,361) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

For the nine months ended December 31, 2011, options to acquire 2,683,931 common shares (December 31, 2010 - 1,856,011) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Dividends

The dividends declared for the third quarter of fiscal 2012 were $10.3 million or $0.04 per share (2011 - $10.2 million or $0.04 per share). For the first nine months of fiscal 2012, dividends declared were $30.9 million or $0.12 per share (2011 - $28.2 million or $0.11 per share).

NOTE 8 – EMPLOYEE COMPENSATION

The following table provides the total employee compensation expense recognized in income:

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2011	2010	2011	2010
Salaries and benefits	$155.5	$143.3	$463.8	$419.5
Share-based payments, net of equity swap	3.6	5.9	10.5	16.5
Pension costs - defined benefit plans	2.6	2.6	7.9	8.3
Pension costs - defined contribution plans	1.8	1.5	5.0	4.4
Total employee compensation expense	$163.5	$153.3	$487.2	$448.7

NOTE 9 – OTHER (GAINS) LOSSES - NET

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2011	2010	2011	2010
Disposal / full retirement of property, plant and equipment	$(0.7)	$(0.2)	$(8.3)	$(1.1)
Net foreign exchange differences	(0.1)	(3.1)	(0.1)	(6.6)
Gain on sale of subsidiary	-	(0.1)	-	(1.1)
Dividend income	(1.1)	(1.1)	(3.1)	(5.0)
Royalty income	-	(0.1)	(0.4)	(0.3)
Other	(1.7)	(0.3)	(3.7)	(0.9)
Other (gains) losses - net	$(3.6)	$(4.9)	$(15.6)	$(15.0)

CAE Third Quarter Report 2012 | 49

Notes to the Consolidated Interim Financial Statements

NOTE 10 – SUPPLEMENTARY CASH FLOWS INFORMATION

(Unaudited)
nine months ended December 31
(amounts in millions)	2011	2010
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(10.4)	$(52.5)
Contracts in progress: assets	(8.4)	(21.0)
Inventories	(9.2)	5.6
Prepayments	(0.7)	(1.7)
Income taxes recoverable	(3.8)	(10.8)
Derivative financial assets	33.2	33.7
Accounts payable and accrued liabilities	(58.7)	(36.8)
Provisions	(0.7)	(7.8)
Income taxes payable	(3.7)	11.9
Contracts in progress: liabilities	(0.8)	(40.2)
Derivative financial liabilities	(32.8)	(24.3)
Changes in non-cash working capital	$(96.0)	$(143.9)

NOTE 11 – GOVERNMENT ASSISTANCE

Project Falcon and Project New Core Markets

The following table provides information regarding aggregate contributions recognized and aggregate amounts not yet received for the projects Falcon and New Core Markets:

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2011	2010	2011	2010
Outstanding contribution receivable, beginning of period	$9.8	$9.1	$12.9	$14.7
Contributions	15.3	11.2	34.2	30.3
Payments received	(15.9)	(10.7)	(37.9)	(35.4)
Outstanding contribution receivable, end of period	$9.2	$9.6	$9.2	$9.6

Aggregate information about programs

The following table provides details on the aggregate contributions recognized for the programs:

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2011	2010	2011	2010
Contributions credited to capitalized expenditures:
Project Falcon	$1.8	$2.4	$5.5	$4.6
Project New Core Markets	7.6	0.6	10.1	5.0
Contributions credited to income:
Project Falcon	$5.3	$7.6	$16.1	$18.2
Project New Core Markets	0.6	0.6	2.5	2.5
Total contributions:
Project Falcon	$7.1	$10.0	$21.6	$22.8
Project New Core Markets	8.2	1.2	12.6	7.5

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

50 | CAE Third Quarter Report 2012

	Notes to the Consolidated Interim Financial Statements

NOTE 12 – RELATED PARTY TRANSACTIONS
The following transactions were carried out in the normal course of business with related parties:

(Unaudited)			December 31	March 31
(amounts in millions)			2011	2011
Current amounts owed from
Portion attributable to the interests of the other venturers			$40.4	$16.1
Other			0.4	0.5
Current amounts owed to
Portion attributable to the interests of the other venturers			$18.5	$16.2
Other			0.7	0.4
Non-current amounts owed from
Portion attributable to the interests of the other venturers			$0.4	$0.4

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2011	2010	2011	2010
Sales to related parties
Portion attributable to the interests of the other venturers	$29.9	$15.2	$72.2	$40.1
Other	1.6	1.6	4.9	4.9
Purchases from related parties
Portion attributable to the interests of the other venturers	$5.9	$12.7	$11.1	$16.7
Other	1.0	2.2	3.8	6.4
Other transactions
Portion attributable to the interests of the other venturers	$0.7	$-	$8.4	$-

The non-current amounts owed from related parties mature in October 2022 and carry an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at December 31, 2011 (March 31, 2011 - nil).

In addition, during the third quarter of fiscal 2012, transactions amounting to $1.6 million (2011 - $1.7 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation paid or payable to key management for employee services is shown below:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2011	2010	2011	2010
Salaries and other short-term employee benefits	$1.0	$1.1	$3.5	$3.6
Post-employment benefits	0.3	0.2	0.8	0.7
Termination benefits	-	-	1.5	-
Share-based payments	1.0	2.2	1.5	6.5
	$2.3	$3.5	$7.3	$10.8

CAE Third Quarter Report 2012 | 51

Notes to the Consolidated Interim Financial Statements

NOTE 13 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision -maker. The Company manages operations through its five segments (see Note 1).

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income) . The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended December 31		TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
External revenue	$123.0	$113.2	$80.7	$66.7	$203.7	$179.9	$152.4	$153.7	$69.9	$66.1	$222.3	$219.8	$27.1	$11.1	$453.1	$410.8
Depreciation and amortization
Property, plant and equipment	17.3	16.1	1.2	1.2	18.5	17.3	1.9	1.5	2.5	2.4	4.4	3.9	0.5	0.3	23.4	21.5
Intangible and other assets	3.7	2.8	0.5	0.6	4.2	3.4	1.2	1.2	2.5	0.6	3.7	1.8	1.9	0.6	9.8	5.8
Write-downs and reversals of
write-downs of accounts receivable	-	(0.3)	0.1	-	0.1	(0.3)	(0.5)	(0.3)	0.1	-	(0.4)	(0.3)	-	-	(0.3)	(0.6)
Segment operating income (loss)	28.8	24.2	13.2	7.9	42.0	32.1	26.9	28.6	10.0	10.9	36.9	39.5	(1.4)	(1.3)	77.5	70.3

(Unaudited)
nine months ended December 31		TS/C		SP/C		Civil		SP/M		TS/M		Military		NCM		Total
(amounts in millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
External revenue	$366.1	$333.0	$259.4	$196.7	$625.5	$529.7	$423.6	$406.7	$206.6	$201.9	$630.2	$608.6	$58.8	$26.9	$1,314.5 $1,165.2
Depreciation and amortization
Property, plant and equipment	50.5	47.4	3.7	3.7	54.2	51.1	5.2	4.5	7.5	7.0	12.7	11.5	1.1	0.6	68.0	63.2
Intangible and other assets	10.1	8.1	1.6	1.5	11.7	9.6	3.5	3.8	5.4	2.0	8.9	5.8	3.7	1.5	24.3	16.9
Impairment and reversal of
impairment of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-	4.2	-	4.2	-
Write-downs and reversals of
write-downs of inventories	-	-	-	-	-	-	-	-	-	-	-	-	0.2	-	0.2	-
Write-downs and reversals of
write-downs of accounts receivable	0.9	0.8	0.3	0.1	1.2	0.9	0.2	0.1	(0.1)	(0.1)	0.1	-	0.4	0.1	1.7	1.0
Segment operating income (loss)	91.9	74.6	37.6	25.4	129.5	100.0	66.6	71.0	29.9	38.3	96.5	109.3	(12.6)	(4.5)	213.4	204.8

52 | CAE Third Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2011	2010	2011	2010
TS/C	$39.9	$19.9	$106.5	$56.3
SP/C	5.8	5.4	17.6	15.0
SP/M	8.0	6.7	21.6	15.6
TS/M	2.2	1.4	8.3	10.7
NCM	(2.0)	2.8	4.8	7.9
Total capital expenditures	$53.9	$36.2	$158.8	$105.5

Assets and liabilities employed by segment

CAE uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	December 31	March 31
(amounts in millions)	2011	2011
Assets employed
TS/C	$1,300.6	$1,225.4
SP/C	292.4	251.6
SP/M	510.0	506.5
TS/M	358.8	352.5
NCM	227.4	68.2
Assets not included in assets employed	400.7	413.1
Total assets	$3,089.9	$2,817.3
Liabilities employed
TS/C	$149.8	$155.4
SP/C	227.0	192.9
SP/M	243.3	308.6
TS/M	159.8	174.8
NCM	52.9	27.8
Liabilities not included in liabilities employed	1,245.5	1,024.9
Total liabilities	$2,078.3	$1,884.4

CAE Third Quarter Report 2012 | 53

Notes to the Consolidated Interim Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2011	2010	2011	2010
Revenue from external customers
Canada	$51.0	$59.0	$142.6	$148.0
United States	144.5	118.1	432.5	331.0
United Kingdom	31.6	38.0	112.8	126.7
Germany	37.0	33.8	112.8	98.2
Netherlands	14.0	14.2	42.8	44.4
Other European countries	47.0	42.7	138.3	115.4
China	27.9	24.1	83.2	59.1
United Arab Emirates	16.1	19.4	39.1	55.9
Other Asian countries	43.3	24.2	102.8	84.6
Australia	15.8	24.8	51.2	64.1
Other countries	24.9	12.5	56.4	37.8
	$453.1	$410.8	$1,314.5	$1,165.2

(Unaudited)			December 31	March 31
(amounts in millions)			2011	2011
Non-current assets other than financial instruments and deferred tax assets
Canada			$377.1	$354.7
United States			600.4	431.9
South America			97.2	71.9
United Kingdom			251.2	248.1
Spain			50.0	53.6
Germany			61.4	64.3
Belgium			64.6	60.0
Netherlands			79.7	93.3
Other European countries			71.8	80.3
United Arab Emirates			81.8	74.9
Other Asian countries			135.5	117.7
Other countries			34.6	28.4
			$1,905.3	$1,679.1

54 | CAE Third Quarter Report 2012